

ony Hawk
'rofessional Skateboarder




STEARNS

2003 Annual Report






All seasons for all people









K2 is a premier sporting goods company with a diverse portfolio of leading sporting goods brands. K2 additionally offers other recreational products as well as certain niche industrial products. K2's diversified mix of products is used primarily in team and individual sports supporting activities such as baseball, softball, fishing, water and outdoor sports, alpine skiing, snowboarding, in-line skating, mountain biking and paintball.



Brass Eagle All Stars



Richard J. Heckmann
Chairman and
Chief Executive Officer

To our shareholders:

What a transitional year we have had at K2! We've completed seven acquisitions including Rawlings, Worth, ABC Helmets, V2 Optics, Winter Quest, Brass Eagle and Fotoball. Our annual revenues are approaching a billion dollars, and in the past year we have nearly doubled our stock price and tripled our market capitalization. With the addition of these companies, we have also entered several new sports markets (baseball, softball, paintball, lacrosse and snowshoeing) offering more areas for our company to grow.

Breaking down barriers
Along with adding new sports, our company is also working to reach a broader customer base. Softball, lacrosse and snowshoeing are growth areas for women in particular, and K2 has pioneered women's skis and snowboards, along with V2 Optics' line of goggles and sunglasses. We believe in women's athletics and will continue to innovate and design products with their interests and desires in mind. That commitment goes to the core of who we are.

We are also focused on several key sustainable competitive advantages that we are developing and growing.

Building powerful brand franchises
First, our aggregate brand strength is a key differentiator for our company. We are either #1 or #2 in most of our businesses including baseball, softball, skis, snowboards, in-line skates, fishing tackle, personal flotation devices (life vests), snowshoes and paintball. Retailers coming out of a difficult sales year are now looking for the market to provide fewer, stronger, larger and healthier manufacturers. Meeting that need, K2 now makes and sells products for every season and for almost every type of sports enthusiast. With no other equipment manufacturer being as seasonally balanced as we are, we believe that our brand strength will be an important advantage in the ongoing battle for retail shelf space.

Improving global operations
Another key advantage for K2 is our offshore manufacturing ability and our growing operational expertise. In every corner of K2, we are continually looking for ways to consolidate and reduce the cost of everything we make and sell. Each acquisition gives us the opportunity to consolidate manufacturing facilities and adds scale to our purchasing and assembly operations. Our China operation has grown significantly over the past year, and we have developed a strong tooling and engineering capability there that vastly reduces our time from idea to product. This creates shareholder value by reducing the cost of bringing our products to market.

"Your management team at K2 is continuing to build the kind of company that is built to last."



Contrary to conventional wisdom about offshore manufacturing impacting negatively on U.S. employment, K2 today employs more people in the U.S. than at any time in its history. In fact, we employed almost twice as many U.S. workers this year as we did last year. Reduced product costs and increased margins have fueled growth for us both internally and through acquisitions. We believe that without offshore resources, K2 would be far less competitive.

Flexing our merchandising muscle

A third competitive advantage is being introduced this year, which could become the defining difference between K2 and all other sporting goods equipment manufacturers. We are now building a merchandising department that will include over 100 people by the end of 2004. Their sole responsibility will be to insure that year round, all of our products are displayed, stocked, promoted, and sold at retail in a consistent and attractive manner. Everything from inventory control to the point-of-purchase experience will have direct input and oversight from dedicated K2 staff. Most of the giants in the consumer business do this, but in our industry K2 will be the first to offer this service to our retail customers over our entire product line. We believe the additional support we will provide our customers will set us apart from the pack and give our retail partners yet another reason to increase their business with K2.

We are convinced that the retailers of the world want bigger, stronger, and fewer manufacturers of products and that the companies that become true partners in the supply chain will be the winners over the long term. Your management team at K2 is continuing to build the kind of company that is built to last.

Celebrating the love of sports

We hope you will enjoy this year's annual report and perhaps gain a better understanding of who we are and what we can offer the sports enthusiast. We also hope that you will have the chance to try some of our products this year and enjoy participating in some of the sports we support and promote. Our goal is to insure that our customers are more excited about K2's products after they use them than they were when they started. We're here to put a smile on the faces of sports enthusiasts the world over.

Warmest regards,



Richard J. Heckmann
Chairman and Chief Executive Officer

KTO Listed NYSE

From top to bottom:

J. Wayne Merck
President and Chief Operating Officer

Dave Cook
Vice President of Asia Operations

Robert Ni
General Manager K2 Hong Kong & China

Dudley Mendenhall
Senior Vice President of Finance

Monte H. Baier
Vice President and General Counsel











Financial Highlights

John J. Rangel
Senior Vice President and
Chief Financial Officer



(Thousands, except per share figures)	2003	2002	2001[a]	2000	1999[b]
	Year Ended December 31				
Statement of Operations Data:					
Net sales	$718,539	$582,159	$589,519	$665,562	$640,461
Cost of products sold[c]	498,620	411,620	429,338	462,242	462,033
Gross profit	219,919	170,539	160,181	203,320	178,428
Selling expenses	116,509	86,394	103,688	108,274	101,130
General and administrative expenses[c]	61,759	48,393	43,028	42,952	40,341
Research and development expenses	9,599	8,469	12,184	13,271	12,113
Operating income	32,052	27,283	1,281	38,823	24,844
Interest expense	9,950	8,966	13,631	14,814	12,741
Debt extinguishment costs[d]	6,745	—	—	—	—
Other income, net[e]	(2,218)	(253)	(375)	(191)	(413)
Income (loss) from continuing operations *before provision (credit) for income taxes*	17,575	18,570	(11,975)	24,200	12,516
Provision (credit) for income taxes	6,151	6,500	(4,271)	7,502	4,005
Income (loss) from continuing operations	11,424	12,070	(7,704)	16,698	8,511
Discontinued operations, net of taxes	—	—	—	(119)	1,332
Net Income (loss)	$ 11,424	$ 12,070	$ (7,704)	$ 16,579	$ 9,843
Basic earnings (loss) per share of Common Stock:					
Continuing operations	$ 0.46	$ 0.67	$ (0.43)	$ 0.93	$ 0.50
Discontinued operations	—	—	—	(0.01)	0.08
Net income (loss)	$ 0.46	$ 0.67	$ (0.43)	$ 0.92	$ 0.58
Diluted earnings (loss) per share of Common Stock:					
Continuing operations	$ 0.44	$ 0.67	$ (0.43)	$ 0.93	$ 0.50
Discontinued operations	—	—	—	(0.01)	0.08
Net income (loss)	$ 0.44	$ 0.67	$ (0.43)	$ 0.92	$ 0.58
Dividends:					
Cash — per share of Common Stock	$ —	$ —	$ —	$ —	$ 0.11
Basic shares outstanding of Common Stock	24,958	17,941	17,940	17,949	16,880
Diluted shares outstanding of Common Stock[f]	28,750	17,994	17,940	18,040	16,883
Balance Sheet Data:[g]					
Total current assets	$536,322	$323,924	$307,175	$305,132	$345,809
Total assets	871,871	438,410	423,400	424,110	491,442
Total current liabilities	254,761	115,302	99,422	121,742	162,187
Long-term obligations	133,261	73,007	97,828	69,836	107,280
Total debt plus off-balance sheet financing facility[h]	216,138	96,120	160,557	173,292	219,083
Shareholders' equity	434,040	231,296	214,657	227,248	218,520

[a] Operating income and net loss include downsizing costs totaling $18,000 ($11,700 net of taxes) of which $15,650 was charged to cost of goods sold and $2,350 was charged to general and administrative expenses. See Note 2 to Notes to Consolidated Financial Statements.

[b] Gross profit, operating income, income from continuing operations and net income include restructuring costs totaling $6,500 ($4,420 net of taxes) and downsizing costs totaling $4,000 ($2,720 net of taxes). See Note 2 to Notes to Consolidated Financial Statements.

[c] For 2001, cost of products sold includes a $15,650 charge and general and administrative expenses includes a $2,350 charge, both recorded in the third quarter. For 1999, cost of products sold includes a $10,500 charge recorded in the fourth quarter. See Note 2 to Notes to Consolidated Financial Statements.

[d] For 2003, amount includes $4.7 million of a make-whole premium and $2.0 million for the write-off of capitalized debt costs. See Note 7 to Notes to Consolidated Financial Statements.

[e] For 2003, other income includes a $2.2 million gain related to the sale of the composite utility and decorative light poles product lines. See Note 4 to Notes to Consolidated Financial Statements.

[f] For 2003, diluted shares of Common Stock outstanding include the dilutive impact of stock options and warrants and the assumed conversion of convertible subordinated debentures. See Note 14 to Notes to Consolidated Financial Statements.

[g] For 2003, the increase in balance sheet data, *including total current assets, total* assets, total current liabilities, long-term obligations, total debt plus off-balance sheet financing facility and shareholders' equity was primarily attributable to K2's acquisition activities during 2003. See Note 3 to Notes to Consolidated Financial Statements.

[h] Years 2001, 2000 and 1999 include debt related to an accounts receivable securitization facility that qualified for off-balance sheet treatment.


Derek Jeter
Shortstop, New York Yankees
Anthony Nomar Garciaparra
Shortstop, Boston Red Sox



www.rawlings.com
www.worthsports.com
www.debeer.com
www.hiltoncc.com

Our Rawlings brand is #1 in baseball gloves and balls.



The best in baseball and in softball

With the acquisition of Rawlings and Worth, the K2 portfolio now features two of the most established and recognized brands in baseball and softball. The strategy is to deliver increased value while ensuring the integrity of these distinctive and industry-leading brands. The combination of the best baseball and softball brands in the world positions K2 to deliver exceptional value in every related category in which we compete.

Rawlings—The #1 baseball brand in the world

Rawlings is a leading manufacturer of competitive team sports equipment and apparel for baseball, basketball and football, and licensed MLB, NFHS and NCAA retail products; a major supplier to professional, collegiate, interscholastic and amateur organizations worldwide; the Official Baseball and Helmet Supplier to Major League Baseball and Minor League Baseball; the Official Baseball for the NCAA; the Official Basketball for the NAIA and NJCAA Championships, as well as the Official Basketball for the ABA.

Worth—The #1 softball brand in the world

Worth is a leading supplier of softball products with market leading positions in aluminum bats and softballs. Its products are widely preferred in NCAA Division I fast pitch programs and is the official softball of all Canadian major associations and the official softball bat of the U.S. Specialty Sports Association (USSSA).





TEAM SPORTS

Worth experienced significant growth since the mid '90s, nearly doubling its sales revenues over a period of approximately eight years.

[illegible] Parish
President, Rawlings/Worth

Market dominance via innovation

The success of both Rawlings and Worth has been built upon decades of product innovation designed to improve performance. The Rawlings heritage of quality dates back to [illegible] and the Worth tradition spans four generations back to 1912.

Worth—over 90 years of innovation

A leader in softball technology, Worth introduced the first aluminum bat, the first graphite composite bat and one of the first titanium bats. Recent innovations include bats based on patented EST (Exterior Shell Technology) and patent pending 3DX (3 Dimension Technology).

- First to market with a raised seam softball
- First major manufacturer of aluminum bats
- First to patent a polyurethane softball core
- First Reduced Injury Factor (RIF) softball and baseball
- First graphite composite softball bat
- Today's most [illegible] softball bat—the "Wicked"

Rawlings—115 years of leadership

Rawlings has been an innovator in team sports for over a century, introducing the first baseball glove with a web, the first line of protective football equipment and one of the first [illegible]. Recent innovations include [illegible] Performance bats, [illegible] Gloves, the [illegible] and the [illegible] Football.

- [illegible]
- [illegible]
- [illegible]
- [illegible]
- First football shoulder pads
- [illegible]

deBeer Lacrosse—The gold standard

Acquired by Worth Inc. in 1987, the deBeer brand is known the world over as the gold standard in lacrosse products. The deBeer lacrosse catalog includes sticks, handles, gloves, protective gear, goalie equipment, equipment bags, accessories and apparel.

Retired lacrosse legend Paul Gait now works with deBeer designing innovative products for both men and women. Beginning in 2004, a new men's product line will be introduced under the brand name Gait by deBeer.

In the world of women's lacrosse, the APEX brand from deBeer is the #1 selling high performance stick. As seen in this spectacular photo of superstar Quinn Carney, a whole new level of competitiveness has been made possible in part by innovative product technology from deBeer.

Paul Gait
Retired professional lacrosse player

Quinn Carney
Midfielder, US National Team

www.shakespeare-fishing.com
www.pfluegerfishing.com
www.shakespeare-fishing.co.uk (England)
www.shakespeare.nl (Holland)
www.shakespeare.com.au (Australia)

www.shakespeare-marine.com
www.shakespearemonofilaments.com
www.monofilament.co.uk (England)
www.skpplastics.com





When it comes to fishing, Shakespeare wrote the book.


Shakespeare
SINCE 1897
Ugly Stik
Ugly Stik
GENUINE UGLY STIK


Shakespeare
SINCE 1897

Shakespeare. Classic.

The Shakespeare Fishing Tackle Division (FTD) is a leading global manufacturer of fishing rods and reels, kits and combos and accessories. Established in 1897, today Shakespeare FTD is headquartered in Columbia, South Carolina with offices and distribution facilities worldwide.

The Shakespeare Fishing Tackle Division was among the first in the K2 family to take advantage of the company's 1.5 million square foot manufacturing facility in Guangzhou, China. To improve time-to-market and efficiency, Shakespeare FTD recently consolidated manufacturing, investing over $2 million in new tooling at the China facility.

Water works wonders

Shakespeare Fishing Tackle products are available at most sporting goods stores, fishing tackle shops and all Wal-Mart, Bass Pro and Cabela's stores. After 25 years, the Shakespeare Ugly Stik® continues to hold the title as the #1 selling moderately priced fishing rod of all time. The company was also first to market with innovative products marketed to segmented demographic groups such as Looney Tunes™ and Scooby Doo™ branded kits for young people and the best-selling Barbie™ kits and fishing related accessories for girls.


Cool,
fish Kit
This Out!
Casting Plug


SCOOBY-DOO!
Tackle
Box
Combo

FISHING

Scott M. Hogsett
President, Shakespeare [illegible]

Barry D. Johns
General Manager
Shakespeare Monofilament

John L. Tomsett
Vice President and Managing Director
Shakespeare International




PFLUEGER®
QUALITY SINCE 1881



Pflueger—excellence in fishing since 1881

Pflueger represents the high-end segment of the K2 fishing tackle product portfolio. The Pflueger name has been a part of the fishing industry since 1881. In 1916, the first Pflueger baitcast reel was manufactured in Akron, Ohio, and became a benchmark in the reel industry. The Pflueger spinning reel was introduced in 1954. Today Pflueger is fast becoming a leader on the Pro tour with its premium baitcast and spinning reels as well as newly introduced saltwater trolling and spinning reels. Pflueger products are now distributed through thousands of independent dealers, as well as major big box sporting goods stores such as Dicks, Academy, TSA and Gander Mountain.

Other market-leading products marketed under the Shakespeare brand name

Shakespeare Monofilament has been the innovative manufacturer of fishing line and other customized monofilament products for over 40 years. In addition to being a major supplier of monofilament for the fishing industry, it is the largest producer of technical monofilaments for the paper industry, the foremost producer of high quality sewing thread and the premier manufacturer of grass trimmer line. The company also produces innovative products for today's emerging industrial textile market. Based in Columbia, South Carolina, Shakespeare Monofilament has state-of-the-art production facilities in the United Kingdom. As part of the K2 growth strategy, this year Shakespeare Monofilament acquired a specialty business in Switzerland and continues to make gains in growth markets such as China.





www.stearnsinc.com
www.maddoggear.com








STEARNS
OUTDOORS


STEARNS®
INDUSTRIAL



Stearns Watersports

Lifejackets, Personal Flotation Devices, wetsuits, inflatable towables for on-water enjoyment.

Stearns Outdoors

Inflatable boats, kayaks and canoes, SunShowers® and DryWear® rainsuits for the outdoor enthusiast.

Mad Dog Gear®

Waterproof, breathable hunting apparel and outerwear, backpacks, day packs, and a variety of hunting accessories in a wide selection of camouflage patterns.



Waders and Accessories

Breathable nylon, neoprene, rubber and canvas waders, boots and accessories for fishing and hunting.

Industrial/Military Safety

Work vests, flotation jackets and coveralls, ice rescue suits, cold water immersion suits and commercial DryWear® rainsuits providing safety, warmth and comfort on the job.

Marine Accessories

Dock and anchor lines, tow ropes, sportsman's cordage, marine hardware and boat accessories.

A major supplier of life vests to the U.S. Navy

Paul Ebnet
President, Stearns Inc.




ORTS

Innovative technology for a diverse customer base

The market for children's flotation devices is the fastest growing sector of the recreational flotation business. To meet this growing need, Stearns has launched a new line of Swim 'N Float™ products. This represents the first Type III flotation product to offer a combination swimsuit and flotation device for children.

Being a major supplier of life vests to the U.S. Navy has enabled Stearns to claim its title as the #1 flotation manufacturer and marketer in the United States. As part of this offering, Stearns has developed one of the most technologically advanced auto-inflating life vest designs available in the world today.

As part of the Stearns growth strategy, the company continues to expand its product lines. For example, technology developed for inflatable kayaks is now being extended to inflatable canoes and boats. In addition, Stearns is exploring co-branding opportunities with other K2 companies on certain products such as the highly successful Drywear rainsuit line.

[illegible] of quality products and [illegible] has made Stearns the [illegible] brand in recreational and [illegible] safety products.


FLY TECH


MAD DOG
by Stearns





www.k2sports.com
www.k2skis.com
www.k2snowboards.com
www.madshus.com

www.ridesnowboards.com
www.danadesign.com
www.tubbssnowshoes.com
www.atlassnowshoe.com


MADSHUS




K2
SPORTS


K2


K2
SNOWBOARDS


MADSHUS


RIDE
SNOWBOARDS


LIQUID
snowboards


MORROWSNOWBOARDS

DANA DESIGN®

Great brands for the great outdoors

K2 Sports is a multifaceted organization with a portfolio of products designed to deliver fun and adventure for all seasons. This is accomplished through the application of the latest technology to the most exciting new products and by continuous growth through acquisitions.

With the acquisition of Winter Quests' Tubbs and Atlas brands this year, K2 Sports became the world leader in snowshoes. K2 Skis is the #1 ski brand in the U.S. K2 Snowboard is the #1 snowboard brand in Japan. The list goes on. And the K2 tradition continues.




Velvet


K2


K2

WINTER SPORT








fifty one fifty
SNOWBOARDS


RECON.


Velvet.


VERSION


ATLAS
SNOW-SHOE
COMPANY


TUBBS
SNOWSHOES



Shannon Dunn
United States Olympic Gold Medalist

WINTER SPORTS

K2 Skis—Passion drives innovation
Skis. Helmets. Poles.

Madshus Skis—The world's finest Nordic ski
Skis. Boots. Promotional clothing. Bags. Tech wear.

Atlas Snowshoe Company—Lightest weight performance
Snowshoes. Poles. Gear.

Tubbs Snowshoes—The rotation revolution is here
Expedition/backcountry. Day hiking/all terrain. Recreational hiking, fitness walking. Men's. Women's. Kids'.

K2 Snowboards—Contributing to snowboard evolution
Boards. Bindings. Boots. Backcountry equipment. Outerwear. Packs/bags. Accessories.

Morrow Snowboards—For rippers of all ages
Boards. Bindings. Boots.

5150 Snowboards—Mental
Boards. Bindings. Boots. Female boards. Kids' boards/boots.

Ride Snowboards—Just a little something we do
Boards. Bindings. Boots. Softgoods.

Liquid Snowboards—Sure-footed
Boards. Bindings. Boots.

Velvet Snow Goggles—Performance that looks good
The first patented snow goggle designed for the female rider.

Dana Design—Human power
Lightweight, high-tech packs and shelters.


TUBBS





Scott Dickey
President, K2 Licensing & Promotions

www.k2skates.com
www.k2bikes.com
www.k2lp.com




SKATE


K2
BIKE


K2
LICENSING and PROMOTIONS





FITNESS & FUN

K2 Skates—Often copied, never equaled
In-line skates featuring K2's proprietary Softboot™ design.

K2 Bikes—Break away
Mountain. Road/cyclocross. Comfort. Cross. Youth. BMX.

Growing through complementary acquisitions.

K2 Licensing & Promotions—Reaching new heights
Sports and entertainment licensed souvenirs and promotional products. This year's acquisition of Fotoball USA, now renamed K2 Licensing & Promotions, increases K2's footprint in the field of licensed products providing a great platform from which we can expand our licensing and promotional activity throughout the entire company.





FITNESS & FUN


Brass Eagle All Stars

www.hawkshoes.com
www.viewloader.com
www.jtusa.com

Planet Earth










VIEWLOADER


HAWKSHOES


brass eagle


ADIO



ACTION SPORTS & ACCESSORIES

Adio Footwear—No rules
Shoes and clothing for today's skateboarding generation.

HawkShoes—*Superstar*
Also from Adio, designed by the biggest name in skateboarding.

Planet Earth Clothing—Extreme
Outerwear for snowboarders and skateboarders.

Entering exciting new markets.

Brass Eagle—Get in the game

Paintball equipment, paintballs and accessories (marketed under the Brass Eagle, Viewloader and JT brands). This year's merger with Brass Eagle earned K2 the leadership position in the rapidly growing paintball market.



ACTION SPORTS

Management's Discussion and Analysis of Financial Condition and Results of Operations

K2 is a premier sporting goods company with a diverse portfolio of leading sporting goods brands. K2 additionally offers other recreational products as well as certain niche industrial products. Sporting goods represented $569.2 million, or 79.2%, of K2's 2003 consolidated net sales, other recreational products represented $48.3 million in 2003 net sales, and K2's manufacturing and supply of selected industrial products had sales of $101.0 million in 2003.

Overview

K2 believes that in 2003 there were two major trends in the sporting goods industry. First, the sporting goods market experienced little or no growth in wholesale sales during 2003. Second, there was a growing influence of large format sporting goods retailers and retailer buying groups as well as the consolidation of certain sporting goods retailers worldwide, all of which has resulted in a consolidation of sporting goods suppliers. Based on these market trends, K2 believes that the most successful sporting goods suppliers will be those with greater financial and other resources, including those with the ability to produce or source high-quality, low cost products and deliver these products on a timely basis, to invest in product development projects and the ability to access distribution channels with a broad array of products and brands. In addition, as the influence of large sporting goods retailers grows, management believes these retailers will prefer to rely on fewer and larger sporting goods suppliers to help them manage the supply of products and the allocation of shelf space.

As a result of these market trends, K2 has embarked upon an aggressive program to leverage its existing operations and to complement and diversify its product offerings within the sporting goods and recreational products. K2 intends to implement its internal growth strategy by continuing to improve operating efficiencies, extending its product offerings through new product launches and maximizing its extensive distribution channels. In addition, K2 will seek strategic acquisitions of other sporting goods companies with well-established brands and with complementary distribution channels.

During 2003, K2 made significant progress towards achieving its strategic objectives as follows:

- K2 completed seven acquisitions during 2003 including:
  - Acquisition in a stock-for-stock exchange offer/merger transaction of Rawlings Sporting Goods Company, Inc., a leading marketer and manufacturer of baseball equipment, establishing K2's presence in the team sports market;
  - Acquisition of all of the outstanding capital stock of Worth, Inc., a leading marketer and manufacturer of softball equipment, further establishing K2's presence in team sports; and
  - Acquisition in a stock-for-stock exchange offer/merger transaction of Brass Eagle, Inc, a worldwide leader in the design, manufacture, marketing, and distribution of paintball products, including paintball markers, paintballs, and accessories, establishing K2's presence in the paintball market.
- The newly acquired brands along with K2's existing brands has allowed K2 to aggregate its brand strength in complementary distribution channels in a consolidating industry characterized by large format sporting goods retailers and retail buying groups.
- The newly acquired brands have helped K2 balance the seasonality of its business and strengthen its customer relationships.
- K2 has entered several new sports markets such as baseball, softball, paintball, lacrosse and snowshoeing, which provides K2 with additional platforms for future growth opportunities.
- K2 has continued to leverage its China manufacturing and Asian product sourcing capabilities. During 2003, K2 increased the capacity of its China operations and increased the size of its sourcing group to accommodate the product needs of its acquisitions and existing companies.
- K2 introduced a number of new products during 2003 in the sporting goods markets as a means to drive organic growth.
- K2 continued to focus on cost reduction initiatives by relocating the manufacturing of K2 branded products to K2's China facilities.
- K2 established the K2 Merchandising group to improve the marketing of K2 products and strengthen K2's relationships with its retailers.
- K2 completed a restructuring of its capital structure through the private placement of $25 million of convertible subordinated debentures in February 2003, the replacement of K2's revolving credit facility with a new revolving credit facility of $205 million in March 2003, a term loan of $15 million and the private placement of $75 million of convertible subordinated debentures in June 2003. These new sources of capital replaced higher interest borrowings and provided K2 more opportunity and flexibility to make progress towards its strategic objectives.

K2 has begun to see results from its efforts reflected in its financial performance. Net sales for 2003 improved 23.4% to $718.5 million from 2002 due to the acquisitions K2 completed during 2003 as well as organic growth from most of K2's existing brands. Gross profit percentage improved from 29.3% to 30.6% in 2003 due in part to K2's continued cost reduction efforts. Operating income for 2003 increased to $32.1 million or 4.5% of net sales, as compared to operating income of $27.3 million, or 4.7% of net sales, in 2002. The increase in operating income reflects higher sales volume and an improvement in gross profit percentage, partially offset by higher selling and general and administrative expenses. The increase in selling and general and administrative expenses in 2003 was attributable to K2's acquisitions during 2003 without a corresponding full year benefit of net sales, higher pension expenses and the impact of stronger foreign currencies on translated expenses as compared to 2002. See Consolidated Results of Operations section below for further discussion.

Matters Affecting Comparability

Acquisitions. K2's operating results for 2003 include the operating results for its acquisitions completed during 2003. Approximately $113.9 million of the $136.4 million increase in net sales, when compared to 2002, are attributable to K2's acquisitions during 2003 as discussed below.

Divestiture. On May 27, 2003, K2 completed the sale of the assets of its composite utility and decorative light poles and related product lines (the "Division") of its industrial products segment to a subsidiary of Genlyte Thomas Group LLC. The Division was sold for approximately $20.1 million in cash and the assumption of certain liabilities by the buyer. The gain on sale of the Division of $2.2 million ($1.4 million, net of taxes) includes an estimate of the costs of disposal and amounts related to the retention of certain liabilities by K2.

Debt Extinguishment Costs. K2's operating results for 2003 include approximately $6.7 million of debt extinguishment costs in conjunction with K2's debt refinancing activities in March 2003. K2 expensed approximately $2.0 million ($1.3 million, or $.05 per diluted share, after tax) of capitalized debt costs related to the payoff of the amounts outstanding under its existing debt facilities, and an additional $4.7 million ($3.1 million, or $.11 per diluted share, after tax) was paid in cash and expensed for a make-whole premium related to the prepayment of $58.9 million of secured senior notes (the "Senior Notes").

Downsizing and Restructuring Activities. During 2001, K2 recorded charges to cost of products sold and general and administrative expenses for restructuring and downsizing costs of $15.6 million and $2.4 million, respectively. See additional discussion regarding these charges below.

Changes in Accounting Principle. Effective January 1, 2002, K2 adopted Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and certain other intangible assets deemed to have indefinite useful lives are no longer amortized but are reviewed annually for impairment. SFAS No. 142 does not require retroactive restatement for all periods presented; however, it does require the disclosure of prior year effects adjusted for the elimination of amortization of goodwill and indefinite-lived intangible assets. Had K2 adopted the new goodwill accounting on the first day of 2001, amortization expense for the twelve months ended December 31, 2001 would have been lowered by approximately $2.6 million, and the net loss for that period would have decreased by the same amount (or $.14 per diluted share) to $5.1 million.

Consolidated Results of Operations

The following table sets forth certain financial amounts, ratios and relationships calculated from the Consolidated Statements of Operations for the years ended December 31, 2003, 2002 and 2001:

(Thousands, except per share data)	2003	2002	2001	2003 vs. 2002 Increase / (Decrease) $	2003 vs. 2002 Increase / (Decrease) %	2002 vs. 2001 Increase / (Decrease) $	2002 vs. 2001 Increase / (Decrease) %
Net sales	$718.5	$582.2	$589.5	$136.3	23.4%	$ (7.3)	(1.2%)
Gross profit	219.9	170.5	160.2	49.4	29.0%	10.3	6.4%
Operating income[(a)]	32.1	27.3	1.3	4.8	17.6%	26.0	2000.0%
Net income (loss)[(b)]	11.4	12.1	(7.7)	(0.7)	(5.8%)	19.8	(257.1%)
Diluted earnings per share	$ 0.44	$ 0.67	$ (0.43)	$ (0.23)	(34.3%)	$1.10	255.8%
Expressed as a percentage of net sales:							
Gross margin[(c)]	30.6%	29.3%	27.2%				
Selling, general and administrative expense	24.8%	23.2%	24.9%				
Operating margin[(b)]	4.5%	4.7%	0.2%				

(a) Operating income for 2001 includes a $18.0 million pre-tax charge for factory closures and downsizing activities as discussed in Note 2, Charges Against Earnings, in the Notes to Consolidated Financial Statements and in Matters Affecting Comparability above.

(b) Net income for 2003 includes $6.7 million ($4.4 million net of taxes) for debt extinguishment costs as discussed in Note 7, Borrowings and Other Financial Instruments, in the Notes to Consolidated Financial Statements and in Matters Affecting Comparability above.

(c) Gross Margin is defined as gross profit divided by net sales as presented in the Consolidated Statements of Operations.

Acquisitions and Divestitures

During 2003, K2 completed a number of acquisitions and a divestiture as follows:

On March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. ("Rawlings"), a designer, manufacturer and marketer of equipment and apparel for baseball, basketball and football, in a stock-for-stock exchange offer/merger transaction. Under the terms of the merger, each outstanding share of Rawlings common stock was converted into 1.080 shares of K2 common stock. Based on the number of common shares outstanding of Rawlings, approximately 8.8 million shares of K2's common stock were issued to the Rawlings shareholders in the merger, and the aggregate purchase price of the transaction was valued at approximately $76.8 million (excluding merger costs of approximately $3.3 million). In connection with the merger, K2 paid off long-term and seasonal working capital debt of Rawlings of approximately $64 million. The results of the operations of Rawlings have been included in the consolidated financial statements of K2 beginning with the date of the merger.

On September 16, 2003, K2 completed the acquisition of Worth, Inc. ("Worth") in exchange for cash and K2 common stock. Worth, a privately held company founded in 1912, is a marketer and manufacturer of bats, balls, gloves and accessories for the softball and baseball industry. Additionally, through its deBeer division, Worth is a producer of equipment for lacrosse. Under the terms of the merger agreement, K2 acquired all of the outstanding shares of Worth common stock in exchange for approximately 0.9 million shares of K2's common stock and a cash payment of $12.6 million, resulting in an aggregate purchase price of approximately $27.4 million (excluding merger costs of approximately $1.2 million). In connection with the acquisition, K2 paid off long-term and seasonal working capital debt of Worth of approximately $15 million. The results of the operations of Worth have been included in the consolidated financial statements of K2 beginning with the date of acquisition.

On December 8, 2003, K2 completed the acquisition of Brass Eagle, Inc. ("Brass Eagle"), a designer, manufacturer and marketer of paintball products, including paintball markers, paintballs, and accessories in a stock-for-stock exchange offer/merger transaction. Under the terms of the merger, each outstanding share of Brass Eagle common stock was converted into 0.6036 shares of K2 common stock. Based on the number of common shares outstanding of Brass Eagle, approximately 4.5 million shares of K2's common stock were issued to the Brass Eagle shareholders, and the aggregate purchase price of the transaction was valued at approximately $78.4 million (excluding merger costs of approximately $3.4 million). The results of the operations of Brass Eagle have been included in the consolidated financial statements of K2 beginning with the date of the merger.

During 2003, K2 also completed four smaller acquisitions, three of which are reported within the sporting goods segment and one within the industrial segment, for a combined total purchase price value of approximately $16.0 million and the payoff of $9.1 million in permanent and seasonal debt. The results of the operations of these companies have been included in the consolidated financial statements of K2 beginning with the date of the acquisitions.

On May 27, 2003, K2 completed the sale of the assets of its composite utility and decorative light poles and related product lines (the "Division") of its industrial products segment to a subsidiary of Genlyte Thomas Group LLC. The Division was sold for approximately $20.1 million in cash and the assumption of certain liabilities by the buyer. The gain on sale of the Division of $2.2 million ($1.4 million, net of taxes) includes an estimate of the costs of disposal and amounts related to the retention of certain liabilities by K2.

Downsizing and Restructuring Activities

Pursuant to the acquisitions made by K2 during 2003, K2 approved restructuring and exit plans related to the closure of certain facilities of the acquired companies. In accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," K2 established reserves for employee severance, employee relocation costs and lease termination costs totaling approximately $5.1 million. These reserves were recognized as assumed liabilities of the acquired companies. The reserves established were not individually significant to any of K2's acquisitions during 2003.

During 2001, in ongoing cost reduction moves, K2 completed the move of its remaining ski production to China, closing its Washington ski manufacturing facility. In addition, three other smaller manufacturing facilities, which serviced the Stearns and Hilton operations were shut down in Minnesota and Alabama, with most of the production also moving overseas. In addition to the factory closures, K2 experienced a substantial industry-wide slowdown of sales of small-wheeled products in 2001, necessitating a downsizing of K2's small-wheeled products operations. Consequently, the factory closures and downsizing activities resulted in 2001 charges to cost of products sold and general and administrative expenses for restructuring and downsizing costs of $15.6 million and $2.4 million, respectively. Approximately $5.0 million was a charge to earnings which resulted in a cash payment with the remainder being non-cash charges. These costs were associated with the reduction of personnel, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory.

Review of Operations: Comparison of 2003 to 2002

Net sales increased to $718.5 million from $582.2 million in the prior year. Net income for 2003 was $11.4 million, or $.44 per diluted share, as compared to net income of $12.1 million, or $.67 per diluted share, in the prior year. Net income for 2003 included $4.4 million, or $.15 per diluted share, in after-tax charges for early extinguishment of debt.

Net sales. In the sporting goods segment, net sales for 2003 totaled $569.2 million as compared with $437.4 million in 2002, an increase of $131.8 million, or 30.1%. The sales improvement was attributable to increased sales of snowboard products of $5.0 million, skis of $4.1 million, in-line skates of $6.3 million, Stearns outdoor products of $4.7 million, and the combined sales contribution of $113.9 million from K2's acquisitions during 2003. These improvements were offset by a $2.7 million decline in sales of Shakespeare fishing tackle products due primarily to lower sales in the European markets. The increase in snowboard sales resulted mainly from the popularity of the Ride brand, while ski sales benefited from the popularity of K2's skis in the domestic and European markets. Increased in-line skate sales were the result of strong demand in the European and Asian markets. Increased sales of Stearns outdoor products reflected new product introductions, and higher demand for rain gear and children's flotation products.

In the other recreational products segment, net sales for 2003 were $48.3 million as compared with $35.6 million in the prior year. The increase in sales was attributable to $14.4 million of higher sales of skateboard shoes and apparel. This increase in skateboard shoes and apparel reflected the strong sell through of the Adio shoe brand and an expanded retail distribution network. Sales of Hilton apparel declined by $1.6 million as the business was restructured during the year.

In the industrial products group, net sales for 2003 were $101.0 million as compared with $109.2 million in 2002. The overall decline in sales was attributable to the sale of the assets of the composite utility and decorative light poles and related product lines in May 2003 partially offset by $10.5 million in higher sales of Shakespeare cutting line and monofilament products. For further discussion regarding the sale of the composite utility and decorative light poles and related product lines, see Note 4 to Notes to Consolidated Financial Statements.

Gross profit. Gross profit for 2003 was $219.9 million, or 30.6% of net sales, as compared with $170.5 million, or 29.3% of net sales in 2002. The improvement in gross profit dollars for the year was attributable to the increase in sales volume and the improvement in gross profit as a percentage of net sales. The improvement in gross profit percentage as a percentage of net sales was due to fewer close-out sales of in-line skates in 2003 as compared to 2002, continued shifting of product manufacturing and sourcing to K2's China manufacturing facility and an increase in the sales of higher margin products, particularly related to K2's acquisitions during 2003.

Costs and expenses. Selling expenses for 2003 increased to $116.5 million, or 16.2% of net sales as compared with $86.4 million, or 14.8% of net sales, in 2002. The dollar and percentage increase in selling expenses was attributable to K2's acquisitions during 2003, which resulted in increased volume-related selling expenses of $24.4 million without a corresponding full year benefit of net sales, due to the timing of such acquisitions, and K2's additional investment in advertising and marketing of its brands during 2003.

General and administrative expenses for 2003 were $61.8 million, or 8.6% of net sales, compared with $48.4 million, or 8.3% of net sales, in 2002. The dollar and percentage increase in 2003 was attributable to K2's acquisitions during 2003, which resulted in increased expenses of $9.6 million without a corresponding full year benefit of net sales, higher pension expenses of $2.1 million and the impact of stronger foreign currencies on translated expenses as compared to 2002. Research and development expenses increased $1.1 million, or 12.9% to $9.6 million from $8.5 million in 2002 as the result of K2's acquisitions during 2003 which resulted in the inclusion of additional research and development expenses beginning with the date of each acquisition.

Operating income. Operating income for 2003 increased to $32.1 million or 4.5% of net sales, as compared to operating income of $27.3 million, or 4.7% of net sales, in 2002. The increase in operating income reflects higher sales volume and an improvement in gross profit percentage, partially offset by higher selling and general and administrative expenses. The decline in operating income as a percentage of net sales was due to higher selling, general and administrative expenses as a percentage of net sales, partially offset by higher gross profits as a percentage of net sales.

Interest expense. Interest expense for 2003 increased to $10.0 million, compared with $9.0 million in 2002. The increase in interest expense for 2003 was primarily attributable to higher average borrowing levels during the year resulting from K2's acquisitions during 2003, as well as approximately $370,000 of amortization expense associated with the warrants issued on K2's $25 million convertible subordinated debentures. These increases were partially offset by lower average interest rates on borrowings.

Debt Extinguishment Costs. In conjunction with K2's debt refinancing activities in March 2003, K2 expensed approximately $2.0 million ($1.3 million, or $.05 per diluted share, after tax) of capitalized debt costs related to the payoff of the amounts outstanding under its existing debt facilities, and an additional $4.7 million ($3.1 million, or $.11 per diluted share, after tax) was paid in cash and expensed for a make-whole premium related to the prepayment of K2's Senior Notes.

Other income, net. Other income increased to $2.2 million from $0.3 million in 2002. Other income generally includes royalties, interest income and other miscellaneous income. In 2003, other income also included a $2.2 million gain on the sale of the composite utility and decorative light poles and related product lines.

Income taxes. The effective income tax rate for 2003 and 2002 was 35.0%.

Segment information. Total segment operating profit (before interest expense, corporate expenses, the gain on the sale of the composite utility and decorative light poles and related product lines, debt extinguishment costs and income taxes) improved to $37.9 million in 2003 from $30.6 million in 2002.

In the sporting goods segment, operating profit was $36.2 million in 2003 as compared with an operating profit of $27.8 million in 2002. The improvement in operating profit was attributable to the increase in sales volume (excluding the impact of acquisitions) during 2003, improved gross margins as the result of fewer close-out sales, reduced product costs from the China manufacturing facility and an increase in sales of higher margin products. The acquisitions made by K2 during 2003 did not have a significant impact on operating profit during 2003.

In the other recreational products segment, an operating loss of $6.8 million was reported in 2003 as compared with an operating loss of $6.6 million in 2002. The increase in the loss was attributable to the decline in corporate apparel sales as the business was restructured and lower gross margins as the result of certain inventory reduction efforts partially offset by improved sales and margins of skateboard shoes and apparel.

In the industrial products segment, operating profit declined to $8.5 million in 2003 from $9.4 million in 2002. The decline was due to the sale of the assets of the composite utility and decorative light poles and related product lines in May 2003.

Review of Operations: *Comparison of 2002 to 2001*

Net sales declined to $582.2 million in 2002 from $589.5 million in the prior year. Net income for 2002 was $12.1 million, or $.67 per diluted share, as compared to a net loss of $7.7 million, or $.43 per diluted share, in the prior year. The net loss for 2001 included $11.7 million, or $.65 per diluted share, in after-tax charges for restructuring and downsizing.

Net sales. In the sporting goods segment, net sales for 2002 totaled $437.4 million as compared with $439.5 million in 2001. The overall decline in sales was attributable to worldwide declines in snowboard and in-line skates sales of $11.4 and $7.0 million, respectively. These declines were partially offset by increased worldwide sales of Shakespeare fishing tackle of $10.0 million, Stearns outdoor products of $6.5 million and skis of $2.8 million. The decline in snowboard sales was due to cautious ordering by retailers in the soft economy, despite growing market shares of both K2 & Ride snowboard products. Orders for in-line skates declined as retail inventories were reduced following a sharp decline in the worldwide in-line skate market. K2's position in the market has benefited from its brand, its strength as the performance skate leader coupled with the benefits of a market consolidating around a handful of brands. Shakespeare fishing tackle sales benefited from market share gains, led by higher sales of new fishing reels, Ugly Stik fishing rods, and kits and combos. Higher sales of Stearns outdoor products were the result of the increased popularity of children's flotation devices and new applications for the U.S. Navy. The improvement in ski sales was due to growing market shares in the U.S. and strong sell-through of K2 products at retail.

In the other recreational products segment, net sales for 2002 were $35.6 million as compared with $39.8 million in the prior year. The growth in Adio skateboard shoes of $2.3 million only partially offset the decline in sales of corporate apparel in continued sluggish market conditions.

In the industrial products group, net sales for 2002 were $109.2 million as compared with $110.2 million in 2001. The sales decline reflected reduced sales of marine antennas of $0.8 million and monofilaments sold to the paperweaving industry of $1.0 million, partially offset by increased sales of cutting line of $1.0 million.

Gross profit. Gross profit for 2002 was $170.5 million, or 29.3% of net sales, as compared with $160.2 million, or 27.2% of net sales in 2001. Gross profit for 2001 included charges for restructuring and downsizing of $15.6 million (a discussion regarding an additional $2.4 million which was charged against general and administrative expenses is included below). During 2001, K2 closed the Washington ski manufacturing facility and three other smaller manufacturing facilities in Minnesota and Alabama which serviced the Stearns and Hilton operations, with most of the production moving to China and elsewhere. In addition to the factory closures, K2 experienced an industry-wide slowdown in sales of small-wheeled products, necessitating a downsizing of K2's small-wheeled products operation. The downsizing of the small-wheeled products business, the shutdown of the domestic manufacturing facilities and additional cost reduction measures resulted in 2001 charges to cost of products sold of $15.6 million primarily related to severance, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory. The overall improvement in gross profit dollars and margins for 2002 was attributable to the restructuring and downsizing charges discussed above and reduced product costs obtained from selling products manufactured in China. These improvements were more than offset by a $1.0 million adjustment in 2002 to the carrying value of the scooter inventory, and higher sales of reduced margin products, particularly in-line skates in Europe, in conjunction with K2's inventory reduction initiatives. K2's inventory reduction initiatives helped to reduce overall inventory levels by $25.7 million from the prior year.

Costs and expenses. Selling expenses for 2002 decreased 16.7% to $86.4 million, or 14.8% of net sales as compared with $103.7 million, or 17.6% of net sales, in 2001. The dollar and percentage decline was attributable to the decline in sales volume in 2002 and K2's cost reduction programs initiated during 2001.

General and administrative expenses for 2002 were $48.4 million, or 8.3% of net sales, compared with $43.0 million, or 7.3% of net sales, in 2001. Expenses for 2001 included downsizing charges of $2.4 million, primarily for severance and the write down of facilities associated with the downsizing of the small-wheeled products operation. The dollar and percentage increase in 2002 was attributable to additional allowances recorded for doubtful accounts of $4.3 million, higher insurance costs of $1.7 million, severance expense related to the former CEO of $1.2 million and higher pension costs of $0.3 million. Research and development expenses declined 30.3% to $8.5 million from $12.2 million in 2001 as the result of K2's cost reduction initiatives.

Beginning in the 2002 first quarter, in accordance with K2's adoption of new accounting pronouncements, amortization expense of goodwill is no longer being recorded against earnings. This resulted in reduction of general and administrative expenses of approximately $2.6 million during the current year as compared to 2001.

Operating income. Operating income for 2002 improved to $27.3 million, or 4.7% of net sales, as compared to operating income of $1.3 million, or 0.2% of net sales, in 2001. The 2001 period included $18.0 million of restructuring and downsizing charges as discussed above. The improvement in earnings for the period reflects the impact of the 2001 restructuring and downsizing charges, lower selling expenses of $17.3 million and lower research and development expenses of $3.7 million partially offset by higher general and administrative expenses.

Interest expense. Interest expense for 2002 declined $4.6 million, or 33.8%, to $9.0 million. Lower average borrowings resulted in interest savings of $2.7 million and lower average interest rates resulted in an additional $2.0 million of savings. The average interest rate decrease was due to general interest rates declines that occurred during 2002 and a higher percentage of borrowings under K2's accounts receivable purchase facility during 2002 rather than under K2's other long-term liquidity facilities which have higher interest rates.

Other income. Other income for 2002, which includes royalties, interest income and other miscellaneous income, declined to $0.3 million from $0.4 million in 2001.

Income taxes. The effective income tax rate for 2002 increased to an expected rate of 35% as the result of the 2002 income from operations versus the 35.7% credit in the prior year as the result of the 2001 loss from continuing operations.

Segment information. Total segment operating profit (before interest expense, corporate expenses and income taxes) for 2002 improved to $30.6 million from $4.7 million in 2001. The 2001 period included $18.0 million of restructuring and downsizing charges as discussed above of which $16.3 million was reflected in the sporting goods segment, $1.5 million in the other recreational products segment and $0.2 million in the industrial products segment.

In the sporting goods segment, operating profit for 2002 was $27.8 million as compared with an operating loss of $0.9 million in 2001. The 2002 improvement was attributable to the restructuring and downsizing costs discussed above and lower selling and research and development expenses as the result of K2's cost reduction initiatives. These improvements were partially offset by increased insurance costs, higher allowances for doubtful accounts and a $1.0 million adjustment to the carrying value of the scooter inventory.

In the other recreational products segment, an operating loss of $6.6 million was reported in 2002 as compared with an operating loss of $5.9 million in 2001. The increase in the loss was attributable to the decline in corporate apparel sales due to continued sluggish market conditions and lower gross margins as the result of K2's inventory reduction efforts.

In the industrial products segment, operating profit for 2002 declined to $9.4 million from $11.5 million in 2001. The decline was due to lower gross margins as the result of K2's inventory reduction efforts and sluggishness in the industry as well as higher insurance costs and allowances for doubtful accounts.

Liquidity and Sources of Capital

K2's operating activities provided $32.7 million of cash in the current year as compared to $21.3 million during 2002. Included in 2002 was a repurchase of $51.8 million of securitized receivables resulting from K2's replacement of a former asset securitization program. The former program accounted for the receivable transfers as sales of receivables and accordingly, received off-balance sheet treatment. When the program was replaced, K2 repurchased the receivables previously sold under the program, resulting in the use of cash from operations. Cash from operating activities during 2003 also benefited from higher reductions in accounts receivable, partially offset by increased inventory levels, as compared to 2002.

Net cash used in investing activities was $41.2 million, as compared to $9.0 million in 2002. The increase in cash used in 2003 was due to higher capital expenditures of $12.5 million and an increase in cash used for acquisition activities during 2003 of $37.8 million. These amounts were partially offset by $20.1 million of proceeds received from the sale of the composite utility and decorative light poles and related product lines during 2003. No material commitments for capital expenditures existed at year end.

Cash provided by financing activities in 2003 was $18.5 million as compared with cash used of $12.4 million in 2002. The cash provided by financing activities in 2003 as compared to cash used in the prior year was due to the increase in cash used in investing activities during 2003 as compared to 2002 resulting in higher net, higher borrowings of debt and an increase in stock option exercise activity of $8.9 million.

K2's principal long-term borrowing facility is a $205 million revolving credit facility ("Facility"), secured by all of K2's assets in the United States, Canada and England. Total availability under the Facility is determined by a borrowing formula based on eligible trade receivables and inventory. The Facility is expandable to $230 million and has a $75 million limit for the issuance of letters of credit. The Facility expires on March 31, 2006. At December 31, 2003, there were $92.3 million of borrowings outstanding under the Facility, $17.5 million of outstanding letter of credit issuances (consisting of $14.2 million of standby letters of credit and $3.3 million of trade letters of credit which expire over the next 12 months) and $95.1 million of available borrowing capacity. At December 31, 2003, K2 also had outstanding a $15.0 million term loan, payable in monthly equal principal payments through March 31, 2006, $25.0 million of 7.25% convertible subordinated debentures due March 2010 and $75.0 million of 5.00% convertible senior debentures due June 2010. At December 31, 2003, K2 had $10.8 million outstanding under various foreign lending arrangements.

The Facility is subject to a "Material Adverse Effect" clause and the cash received from receivable collections is subject to the control of the lenders via a lock-box arrangement, if average excess availability, as defined, under the Facility falls below $50 million. K2 does not currently expect average excess availability, as defined in the Facility, to be less than $50 million in the next twelve months. In accordance with the provisions of EITF 95-22, "Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement" and FASB Technical Bulletin 79-3, "Subjective Acceleration Clauses in Long-Term Debt Agreements," K2 has classified approximately $65.5 million of seasonal borrowings outstanding under the Facility at December 31, 2003 as current portion of long-term debt and the remaining balance of approximately $26.8 million as long-term debt.

The Facility limits K2's ability to pay cash dividends and make stock repurchases to $1,000,000 per each fiscal year, of which the full amount was available as of December 31, 2003.

The following summarizes the outstanding borrowings and long-term contractual obligations of K2 at December 31, 2003 and the effects such obligations are expected to have on liquidity and cash flow in future periods.

Contractual Obligations (Thousands)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt[1]	$205,387	$72,126	$35,194	$ —	$ 98,067
Operating leases[2]	34,953	8,482	12,339	8,864	5,268
Contingent acquisition consideration	7,500	7,500	—	—	—
Total contractual cash obligations	$247,840	$88,108	$47,533	$8,864	$103,335

[1] Includes principal outstanding under K2's lending arrangements. See Note 7 to Notes to Consolidated Financial Statements, for additional information on K2's long-term debt obligations.

[2] See Note 9 to Notes to Consolidated Financial Statements for additional information on K2's operating leases.

K2 believes that the credit available under the Facility, together with cash flow from operations will be sufficient for K2's business needs during 2004. K2's ability to arrange debt financing from other sources, should such additional financing become necessary, could be limited by the fact that substantially all of K2's assets in the United States, Canada and England are subject to security interests pursuant to the Facility.

Subsequent Events

On January 23, 2004, K2 completed the acquisition of Fotoball USA, Inc., in a stock-for-stock exchange offer/merger transaction. Fotoball USA, Inc., a franchiser in the marketing and manufacturing of souvenir and promotional products, principally for team sports, has been renamed to K2 Licensing and Promotions, Inc. The purchase price of the transaction was valued at approximately $16 million.

Environmental Matters

K2 is one of several named potentially responsible parties ("PRP") in three Environmental Protection Agency matters involving discharge of hazardous materials at old waste sites in South Carolina and Michigan. Although environmental laws technically impose joint and several liability upon each PRP at each site, the extent of K2's required financial contribution to the cleanup of these sites is expected to be limited based upon the number and financial strength of the other named PRP's and the volume and types of waste involved which might be attributable to K2.

Environmental and related remediation costs are difficult to quantify for a number of reasons including the number of parties involved, the difficulty in determining the extent of the contamination, the length of time remediation may require, the complexity of environmental regulation and the continuing advancement of remediation technology. K2 accrues for liabilities of this nature when it is probable a liability has been incurred and the amount can be reasonably estimated. At December 31, 2003 and December 31, 2002, K2 had recorded an estimated liability of approximately $980,000 and $1,308,000, respectively, for environmental liabilities with no insurance recovery expected. The estimates are based on K2's share of the costs to remediate as provided by the PRP's consultants and in ongoing discussions with the EPA or other environmental agencies. The ultimate outcome of these matters cannot be predicted with certainty, however, and taking into consideration reserves provided, management does not believe these matters will have a material adverse effect on K2's financial statements.

Newly Adopted Accounting Standards

In January 2003, the Financial Accounting Standards Boards ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of Fin 46 were effective for financial statements issued after January 31, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(i) *Special purpose entities ("SPE's") created prior to February 1, 2002.* K2 must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

(ii) *Non-SPE's created prior to February 1, 2003.* K2 is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

(iii) *All entities, regardless of whether an SPE, that was created subsequent to January 31, 2003.* The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. K2 is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoption of the provisions applicable to SPE's and all other variable interests obtained after January 31, 2003 did not have an impact on K2's financial statements. K2 is currently evaluating the impact of adopting FIN 46-R applicable to Non-SPE's created prior to February 1, 2003 but does not expect a material impact.

Critical Accounting Policies

K2's discussion and analysis of its financial condition and results of operations are based upon K2's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires K2 to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities.

Discussed below are several significant accounting policies, which require the use of judgments and estimates that may materially affect the consolidated financial statements.

The estimates described below are reviewed from time to time and are subject to change if the circumstances so indicate. The effect of any such change is reflected in results of operations for the period in which the change is made. Establishment of the reserves affecting inventories and the allowance for doubtful accounts are among the most important.

Revenue Recognition

K2 recognizes revenue from product sales upon shipment to its customers, which is at the point in time risk of loss is transferred to the customer, net of reserves for estimated returns. As a general matter, customers have no right of return, however returns do occur from time to time for a variety of reasons, including local business practices in one of the foreign countries in which K2 does business. Reserves for estimated returns are established based upon historical return rates and recorded as reductions of sales.

Warranty

K2 records the estimated cost of product warranties at the time sales are recognized. K2 estimates warranty obligation by reference to historical product warranty return rates, material usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, material usage or service delivery costs differ from the historical rates, revisions to the estimated warranty liability would be required.

Accounts Receivable and Allowances

Accounts receivable are the result of K2's worldwide sales activities. Although K2's credit risk is spread across a large number of customers within a wide geographic area, periodic concentrations within a specific industry occur due to the seasonality of its businesses. At December 31, 2003 and 2002, K2's receivables from sporting goods retailers who sell skis, skates, snowboards and bikes, amounted to 41% and 60%, respectively, of total receivables. K2 generally does not require collateral and performs periodic credit evaluations to manage its credit risk.

K2 evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collected. For all other customers, reserves are established based on historical bad debts, customer payment patterns and current economic conditions. The establishment of these reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. If the financial condition of K2's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made.

Inventories

Inventories are valued at the lower of cost or market value. Cost is substantially determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. K2 records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. In 2001, K2 recorded a total charge of approximately $9.3 million, relating to the write-down in the value of small-wheeled products as the result of a significant softening of the market for such products during the year, and for inventory disposals resulting from the closure of certain manufacturing facilities and an additional $1.0 million in 2002 and $1.2 million in 2003 relating to the small-wheeled products.

Long-Lived and Finite Lived Intangible Assets

Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from one to eleven years.

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." K2 assesses the fair value of the assets based on the future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, K2 reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. K2 determined there were no indicators of impairment of long-lived assets as of December 31, 2003.

K2 has evaluated the remaining useful lives of its finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. K2 determined that no adjustments to the useful lives of its finite-lived purchased intangible assets were necessary. The finite-lived purchased intangible assets consist of patents, customer contracts and customer lists, licensing agreements and tradenames/trademarks which have weighted average useful lives of approximately 8 years, 9 years, 6 years and 5 years, respectively.

Indefinite Lived Intangible Assets

Effective January 1, 2002, K2 adopted new accounting standards on "Business Combinations," and "Goodwill and Other Intangible Assets." In accordance with these new standards, goodwill and intangible assets with indefinite lives are no longer amortized but instead are measured for impairment at least annually, or when events indicate that an impairment exists. As required by the new standards, the impairment tests for goodwill and other indefinite-lived intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a K2 reporting unit with the net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination, accordingly the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. K2's estimates of fair value utilized in goodwill and other indefinite-lived intangible asset tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, technological change, economic conditions, or changes to K2's business operations. Such changes may result in impairment charges recorded in future periods.

The fair value of K2's reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Future cash flows are estimated by K2 under the market approach, fair value is estimated based on market multiples of revenue or earnings for comparable companies.

Based on the results of the annual impairment tests, K2 determined that no impairment of goodwill existed as of December 31, 2003. However, future goodwill impairment tests could result in a charge to earnings. K2 will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

Income Taxes

Income taxes are recorded using the liability method. K2 estimates actual current tax exposure together with temporary differences that result from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. K2 then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is unlikely, a valuation allowance must be established. A significant portion of K2's deferred tax assets relate to net operating loss carryforwards for both domestic and foreign purposes. The realization of these assets is based upon estimates of future taxable income. In those jurisdictions where the realization of these carryforwards is not likely, a valuation allowance has been established. If actual results are less favorable than those projected by management, additional income tax expense may be required.

Pensions

K2 sponsors several trusteed noncontributory defined benefit pension plans covering most of its domestic employees. Pension costs and liabilities are actuarially calculated. These calculations are based on assumptions related to the discount rate, projected compensation increases and expected return on assets. The discount rate assumption is based on the Moody's AA Effective Annual Yield rate as of December 31, 2003. The salary growth assumptions reflect long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. K2 evaluates the assumptions used on a periodic basis and makes adjustments as necessary. As of December 31, 2002, K2's assumption related to the discount rate, projected compensation increases and expected return on assets was 6.75%, 4.00% and 8.50%, respectively. Due to the lower expectations of asset returns and the declining interest rate environment in 2003, K2 lowered its discount rate and expected return on assets assumptions to 6.25% and 8.25%, respectively, at December 31, 2003. A continued variance in the discount rate, expected return on plan assets and rate of compensation increase could have a significant impact on the pension costs recorded.

Due to the lower discount rate and declines in the stock market during 2001 and 2002, actual asset returns on K2's pension assets did not meet K2's assumption of 2002 and 2003 expected returns. This resulted in 2003 pension expense being higher than 2002 pension expense by approximately $2.1 million which is reflected in the 2003 general and administrative expenses. For the 2003 year, market conditions improved which resulted in asset returns on pension assets exceeding expectations. These asset returns are estimated to result in a decrease in 2004 pension expense of approximately $700,000. However, the decrease in the discount rate from 6.75% to 6.25% is estimated to result in an increase in 2004 pension expense of approximately $100,000. In addition, the decrease in the expected return on assets assumption from 8.50% to 8.25% is estimated to result in an additional increase to 2004 pension expense of approximately $100,000. Finally, as a result of the lower discount rate and lower asset returns, K2 estimates a required cash contribution of approximately $4.0 million to the pension plans in 2004.

Based on the decrease in the discount rate and lower expected asset returns, the accumulated benefit obligation of the pension plans exceeded the fair value of the plan assets by $15.6 million and $13.1 million at December 31, 2003 and 2002, respectively. These asset shortfalls resulted in K2 recording a non-cash charge to Other Comprehensive Income, a component of K2's shareholder's equity, of $6.8 million ($4.4 million, net of taxes) at December 31, 2003. Based on this amount recorded, K2 had $15.2 million and $12.6 million, of net pension liabilities as of December 31, 2003 and 2002, respectively, consisting of $15.6 and $13.1 million, respectively, in asset shortfalls and an intangible asset for the unrecognized prior service cost of $0.4 million and $0.5 million, respectively. As of December 31, 2003, K2 treated $4.0 million of the pension liability as current and $11.2 million as long-term as K2 estimates a $4.0 million contribution during the twelve months ended December 31, 2004.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The financial statements of foreign subsidiaries have been translated into United States dollars. Asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts have been translated using the average exchange rate for the year. The gains and losses associated with the translation of the financial statements resulting from the changes in exchange rates from year to year have been reported in the other comprehensive income or loss account in shareholders' equity. To the extent assets and liabilities of the foreign operations are realized or the foreign operations pay back intercompany debt, amounts previously reported in other comprehensive income or loss account would be included in net income or loss in the period in which the transaction occurs. Transaction gains or losses, other than those related to intercompany accounts and investments deemed to be of a long-term nature, are included in net income or loss in the period in which they occur.

Impact of Inflation and Changing Prices

The inflation rate, as measured by the Consumer Price Index, has been relatively low in the last few years, and therefore, pricing decisions by K2 have largely been influenced by competitive market conditions. Depreciation expense is based on the historical cost to K2 of its fixed assets, and therefore, is considerably less than it would be if it were based on current replacement cost. While buildings, machinery and equipment acquired in prior years will ultimately have to be replaced at significantly higher prices, it is expected this will be a gradual process over many years.

Market Risk

Fluctuations in foreign currency exchange rates can affect K2's earnings and cash flows. K2 manages its exposures to changes in foreign currency exchange rates on certain firm purchase commitments and anticipated, but not yet committed purchases, by entering into some foreign currency forward contracts. K2's risk management objective is to reduce its exposure to the effects of changes in exchange rates on the cost of products sold over quarterly time horizons. Foreign currency exchange rate movements also affect K2's competitive position, as exchange rate changes may affect business practices and/or pricing strategies of non-U.S. based competitors and may affect the profitability and pricing strategies of K2 as well. K2's foreign currency risk policies entail entering into foreign currency derivative instruments only to manage risk of currency fluctuations over a given period of time, not for speculative investments. At December 31, 2003, K2 had foreign exchange contracts with maturities of within one year to exchange various foreign currencies to dollars in the aggregate amount of $53.7 million.

Considering both the anticipated cash flows from firm purchase commitments and anticipated purchases for the next quarter and the foreign currency derivative instruments in place at year end, a hypothetical 10% weakening of the U.S. dollar relative to other currencies would not materially adversely affect expected first quarter 2004 earnings or cash flows. This analysis is dependent on actual purchases during the next quarter occurring within 90% of budgeted forecasts.The effect of the hypothetical change in exchange rates ignores the effect this movement may have on other variables including competitive risk. If it were possible to quantify this competitive impact, the results could well be different than the sensitivity effects shown above. In addition, it is unlikely currencies would uniformly strengthen or weaken relative to the U.S. dollar. In reality, some currencies may weaken while others may strengthen.

K2 is also exposed to interest rate risk in connection with its borrowings under the revolving bank credit facility and term loan which bear interest at floating rates based on London Inter-Bank Offered Rate (LIBOR) or the prime rate plus an applicable borrowing margin. For the convertible subordinated debentures, interest rate changes affect the fair market value but do not impact earnings or cash flows. Conversely, for variable rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows, assuming other factors are held constant.

As of December 31, 2003, K2 had $100.0 million in principal amount of fixed rate debt represented by the convertible subordinated debentures and $118.1 million of variable rate debt represented by borrowings under the revolving credit facility, term loan and foreign credit lines (at a weighted average interest rate of 4.25% at December 31, 2003). Based on the balance outstanding under the variable rate facilities as of December 31, 2003, an immediate change of one percentage point in the applicable interest rate would have caused an increase or decrease in interest expense of approximately $1.2 million on an annual basis. At December 31, 2003, up to $95.1 million of variable rate borrowings were available under K2's $205 million revolving bank credit facility. K2 may use derivative financial instruments, where appropriate, to manage its interest rate risks. However, as a matter of policy, K2 does not enter into derivative or other financial investments for trading or speculative purposes. At December 31, 2003, K2 had no such derivative financial instruments outstanding.

Consolidated Statements of Operations

(Thousands, except per share figures)	Year ended December 31		
	2003	2002	2001
Net sales	$718,539	$582,159	$589,519
Cost of products sold	498,620	411,620	429,338
Gross profit	219,919	170,539	160,181
Selling expenses	116,509	86,394	103,688
General and administrative expenses	61,759	48,393	43,028
Research and development expenses	9,599	8,469	12,184
Operating income	32,052	27,283	1,281
Interest expense	9,950	8,966	13,631
Debt extinguishment costs	6,745	—	—
Other income, net	(2,218)	(253)	(375)
Income (loss) from operations before provision (credit) for income taxes	17,575	18,570	(11,975)
Provision (credit) for income taxes	6,151	6,500	(4,271)
Net income (loss)	$ 11,424	$ 12,070	$ (7,704)
Basic earnings (loss) per share of Common Stock:	$ 0.46	$ 0.67	$ (0.43)
Diluted earnings (loss) per share of Common Stock:	$ 0.44	$ 0.67	$ (0.43)
Basic shares outstanding of Common Stock	24,958	17,941	17,940
Diluted shares outstanding of Common Stock	28,750	17,994	17,940

See notes to consolidated financial statements.

Consolidated Balance Sheets

(Thousands, except number of shares and par value)	December 31 2003	December 31 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 21,256	$ 11,228
Accounts receivable, net	224,818	143,062
Inventories, net	237,152	144,246
Deferred taxes	40,023	17,225
Prepaid expenses and other current assets	13,083	8,163
Total current assets	536,332	323,924
Property, Plant and Equipment		
Land and land improvements	3,037	1,641
Buildings and leasehold improvements	35,289	30,786
Machinery and equipment	162,472	135,793
Construction in progress	3,940	1,717
	204,738	169,937
Less allowance for depreciation and amortization	113,716	106,574
	91,022	63,363
Other Assets		
Intangibles, net	228,847	43,382
Other	15,670	7,741
Total Assets	$871,871	$438,410
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Bank loans	$ 10,751	$ 6,261
Accounts payable	77,304	44,915
Accrued payroll and related	33,040	17,459
Other accruals	61,540	29,815
Current portion of long-term debt	72,126	16,852
Total current liabilities	254,761	115,302
Long-term pension liabilities	11,173	12,553
Long-term debt	35,194	73,007
Deferred taxes	38,636	6,252
Convertible subordinated debentures	98,067	—
Commitments and Contingencies		
Shareholders' Equity		
Preferred Stock, $1 par value, authorized 12,500,000 shares, none issued	—	—
Common Stock, $1 par value, authorized 60,000,000 shares, issued shares 34,146,798 in 2003 and 18,679,146 in 2002	34,147	18,679
Additional paid-in capital	313,142	143,365
Retained earnings	107,617	96,193
Employee Stock Ownership Plan and stock option loans	(1,214)	(1,380)
Treasury shares at cost, 747,234 in 2003 and 2002	(9,107)	(9,107)
Accumulated other comprehensive loss	(10,545)	(16,454)
Total Shareholders' Equity	434,040	231,296
Total Liabilities and Shareholders' Equity	$871,871	$438,410

See notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity

(Thousands)	Common Stock	Additional paid-in capital	Retained earnings	Employee Stock Ownership Plan and stock option loans	Treasury shares, at cost	Accumulated other comprehensive loss	Total
Balance at December 31, 2000	$18,674	$143,331	$ 91,827	$(1,645)	$(9,045)	$(15,894)	$227,248
Net loss for the year 2001			(7,704)				(7,704)
Translation adjustments						(5,344)	(5,344)
Net unrealized gain on derivative instruments, net of $197 in taxes						439	439
Comprehensive loss							(12,609)
Repurchase of shares					(62)		(62)
Exercise of stock options	2	15					17
Stock option loan repayments				54			54
Employee Stock Ownership Plan, amortization, loan and partial loan repayment				9			9
Balance at December 31, 2001	18,676	143,346	84,123	(1,582)	(9,107)	(20,799)	214,657
Net income for the year 2002			12,070				12,070
Translation adjustments						9,719	9,719
Change in additional minimum pension liability, net of $2,639 in taxes						(4,904)	(4,904)
Net unrealized loss on derivative instruments, net of $253 in taxes						(470)	(470)
Comprehensive income							16,415
Exercise of stock options	3	19					22
Stock option loan repayments				53			53
Employee Stock Ownership Plan, amortization, loan and partial loan repayment				149			149
Balance at December 31, 2002	18,679	143,365	96,193	(1,380)	(9,107)	(16,454)	231,296
Net income for the year 2003			11,424				11,424
Translation adjustments						7,947	7,947
Change in additional minimum pension liability, net of $189 in taxes						(351)	(351)
Net unrealized loss on derivative instruments, net of $908 in taxes						(1,687)	(1,687)
Comprehensive income							17,333
Shares issued in connection with acquisitions	14,250	156,284					170,534
Value of warrants issued in connection with issuance of convertible subordinated debentures		2,303					2,303
Exercise of stock options	1,218	11,190					12,408
Employee Stock Ownership Plan, amortization, loan and partial loan repayment				166			166
Balance at December 31, 2003	$34,147	$313,142	$107,617	$(1,214)	$(9,107)	$(10,545)	$434,040

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

	Year ended December 31		
(Thousands)	2003	2002	2001
Operating Activities			
Net income (loss)	$ 11,424	$ 12,070	$ (7,704)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Gain on sale of operating division	(2,222)	—	—
Depreciation of property, plant and equipment	15,518	13,237	13,525
Amortization of intangibles	1,405	688	2,397
Amortization of deferred debt and warrant costs	3,249	632	286
Deferred taxes and income taxes receivable	2,980	(2,135)	(3,298)
Increase (decrease) in long-term pension liabilities	(1,380)	8,828	(244)
Changes in operating assets and liabilities:			
Accounts receivable, net	24,037	12,682	27,511
Repurchase of previously securitized receivables	—	(51,827)	(21,268)
Inventories, net	(20,348)	28,215	4,958
Prepaid expenses and other current assets	(2,579)	1,218	(2,808)
Accounts payable	3,329	432	(1,542)
Payroll and other accruals	(2,745)	(2,776)	3,820
Net cash provided by operations	32,668	21,264	15,633
Investing Activities			
Property, plant and equipment expenditures	(20,759)	(8,281)	(12,604)
Disposals of property, plant and equipment	400	147	797
Purchases of businesses, net of cash acquired	(38,902)	(1,100)	(4,581)
Proceeds received from sale of operating division	20,132	—	—
Other items, net	(2,041)	230	447
Net cash used in investing activities	(41,170)	(9,004)	(15,941)
Financing Activities			
Issuance of convertible subordinated debentures	100,000	—	—
Borrowings under short and long-term debt	523,673	65,750	158,318
Payments of short and long-term debt	(584,811)	(105,307)	(129,034)
Net borrowings under (payments on) accounts receivable purchase facility	(25,702)	25,702	—
Net increase (decrease) in short-term bank loans	4,490	1,245	(20,751)
Debt issuance costs	(8,257)	—	—
Exercise of stock options	8,983	22	17
Net repayments by Employee Stock Ownership Plan	154	140	—
Net cash provided by (used in) financing activities	18,530	(12,448)	8,550
Net increase (decrease) in cash and cash equivalents	10,028	(188)	8,242
Cash and cash equivalents at beginning of year	11,228	11,416	3,174
Cash and cash equivalents at end of year	$ 21,256	$ 11,228	$ 11,416

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

NOTE 1 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

K2 is a premier sporting goods company with a diverse portfolio of leading sporting goods brands. K2 additionally offers other recreational products as well as certain niche industrial products. Sporting goods represented $569.2 million, or 79.2%, of K2's 2003 consolidated net sales, other recreational products represented $48.3 million in 2003 net sales, and K2's manufacturing and supply of selected industrial products, had sales of $101.0 million in 2003.

Principles of Consolidation

The consolidated financial statements include the accounts of K2 and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Fiscal Periods

K2 maintains its books using a 52/53 week year ending on the last Sunday of December. For purposes of the consolidated financial statements, the year end is stated as of December 31. The years ended December 31, 2003, 2002 and 2001 consisted of 52 weeks.

Revenue Recognition

K2 recognizes revenue from product sales upon shipment to its customers, which is at the point in time risk of loss is transferred to the customer, net of reserves for estimated returns. As a general matter, customers have no right of return, however returns do occur from time to time for a variety of reasons, including local business practices in one of the foreign countries in which K2 does business. Reserves for estimated returns are established based upon historical return rates and recorded as reductions of sales.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions affecting the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The financial statements of foreign subsidiaries have been translated into United States dollars. Asset and liability accounts have been translated using the exchange rate in effect at the balance sheet date. Revenue and expense accounts have been translated using the average exchange rate for the year. The gains and losses associated with the translation of the financial statements resulting from the changes in exchange rates from year to year have been reported in the accumulated other comprehensive income or loss account in shareholders' equity. To the extent assets and liabilities of the foreign operations are realized or the foreign operations pay back intercompany debt, amounts previously reported in the accumulated other comprehensive income or loss account would be included in net income or loss in the period in which the transaction occurs. Transaction gains or losses, other than those related to intercompany accounts and investments deemed to be of a long-term nature, are included in net income or loss in the period in which they occur.

Cash and Cash Equivalents

Short-term investments (including any debt securities) that are part of K2's cash management portfolio are classified as cash equivalents carried at amortized cost. These investments are liquid, are of limited credit risk and have original maturities of three months or less when purchased. The carrying amount of cash equivalents approximates market.

Accounts Receivable and Allowances

Although K2's credit risk is spread across a large number of customers within a wide geographic area, periodic concentrations within a specific industry occur due to the seasonality of its businesses. At December 31, 2003 and 2002, K2's receivables from sporting goods retailers who sell skis, skates, snowboards and bikes amounted to 41% and 60%, respectively, of total receivables. K2 generally does not require collateral and performs periodic credit evaluations to manage its credit risk.

K2 evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where there is knowledge of a specific customer's inability to meet its financial obligations, a specific reserve is recorded against amounts due to reduce the net recognized receivable to the amount that is reasonably believed to be collected. For all other customers, reserves are established based on historical bad debts, customer payment patterns and current economic conditions. The establishment of these reserves requires the use of judgment and assumptions regarding the potential for losses on receivable balances. If the financial condition of K2's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required resulting in an additional charge to expenses when made.

Accounts receivable are net of allowances for doubtful accounts of $7,558,000 and $7,838,000 at December 31, 2003 and 2002, respectively.

Inventories

Inventories are valued at the lower of cost or market value. Cost is substantially determined by the first-in, first-out (FIFO) method, including material, labor and factory overhead. K2 records adjustments to its inventory for estimated obsolescence or diminution in market value equal to the difference between the cost of inventory and the estimated market value, based on market conditions from time to time. These adjustments are estimates, which could vary significantly, either favorably or unfavorably, from actual experience if future economic conditions, levels of consumer demand, customer inventory levels or competitive conditions differ from expectations. During 2002 and 2003, K2 recorded a charge of approximately $1.0 million, relating to the write-down in the value of certain small wheeled products as the result of a significant softening of the market for such products during the year.

Long-Lived and Finite Lived Intangible Assets
Purchased intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, ranging from one to eleven years.

Long-lived assets, such as property, plant and equipment and purchased intangible assets with finite lives are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." K2 assesses the fair value of the assets based on the future cash flow the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flow expected to result from the use of the asset plus net proceeds expected from disposition of the asset (if any) are less than the carrying value of the asset. When an impairment is identified, K2 reduces the carrying amount of the asset to its estimated fair value based on a discounted cash flow approach or, when available and appropriate, comparable market values. K2 determined there were no indicators of impairment of long-lived assets as of December 31, 2003.

K2 has evaluated the remaining useful lives of its finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. K2 determined that no adjustments to the useful lives of its finite-lived purchased intangible assets were necessary. The finite-lived purchased intangible assets consist of patents, customer contracts and customer lists, licensing agreements and tradenames/trademarks which have weighted average useful lives of approximately 8 years, 9 years, 6 years and 5 years, respectively.

Indefinite Lived Intangible Assets
Effective January 1, 2002, K2 adopted new accounting standards on "Business Combinations," and "Goodwill and Other Intangible Assets." In accordance with these new standards, goodwill and intangible assets with indefinite lives are no longer amortized but instead are measured for impairment at least annually, or when events indicate that an impairment exists. As required by the new standards, the impairment tests for goodwill and other indefinite-lived intangible assets are assessed for impairment using fair value measurement techniques. Specifically, goodwill impairment is determined using a two-step process. The first step of the goodwill impairment test is used to identify potential impairment by comparing the fair value of a K2 reporting unit with the net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds the carrying amount, goodwill of the reporting unit is considered not impaired and the second step of the impairment test is unnecessary. If the carrying amount of the reporting unit exceeds the fair value, the second step of the goodwill impairment test is performed to measure the amount of impairment loss, if any. The second step of the goodwill impairment test compares the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit. The impairment test for other intangible assets consists of a comparison of the fair value of the intangible asset with its carrying value. If the carrying value of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The fair value of K2's reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Under the market approach, fair value is estimated based on market multiples of revenue or earnings for comparable companies.

Determining the fair value of a reporting unit under the first step of the goodwill impairment test and determining the fair value of individual assets and liabilities of a reporting unit under the second step of the goodwill impairment test is judgmental in nature and often involves the use of significant estimates and assumptions. These estimates and assumptions could have a significant impact on whether or not an impairment charge is recognized and also the extent of such charge. K2's estimates of fair value utilized in goodwill and other indefinite-lived intangible asset tests may be based upon a number of factors, including assumptions about the projected future cash flows, discount rate, growth rate, determination of market comparables, technological change, economic conditions, or changes to K2's business operations. Such changes may result in impairment charges recorded in future periods.

Had K2 adopted the new goodwill accounting on the first day of 2001, amortization expense for the twelve months ended December 31, 2001 would have been lowered by approximately $2.6 million, and the net loss for that period would have decreased by the same amount (or $.14 per diluted share) to $5.1 million.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost. Depreciation is provided on the straight-line method based upon the estimated useful lives of the assets, ranging from 3 to 25 years. At December 31, 2003, the weighted average useful life for buildings and leasehold improvements was 16.7 years and 8.6 years for machinery and equipment.

Warranty
K2 records the estimated cost of product warranties at the time sales are recognized. K2 estimates warranty obligation by reference to historical product warranty return rates, material usage and service delivery costs incurred in correcting the product. Should actual product warranty return rates, material usage or service delivery costs differ from the historical rates, revisions to the estimated warranty liability would be required.

The following activity related to product warranty liabilities:

(Thousands)	For the year ended December 31 2003	2002	2001
Balance at January 1	$ 2,954	$ 2,237	$ 2,409
Charged to costs and expenses	4,677	5,043	5,148
Increase to reserve resulting from acquisitions	3,498	—	—
Amounts charged to reserve	(5,603)	(4,326)	(5,320)
Balance at December 31	$ 5,526	$ 2,954	$ 2,237

Income Taxes

Income taxes are recorded using the liability method. K2 estimates actual current tax exposure together with temporary differences that result from differing treatment of items for tax and accounting purposes. These temporary differences result in deferred tax assets and liabilities. K2 then assesses the likelihood that deferred tax assets will be recovered from future taxable income and to the extent that recovery is unlikely, a valuation allowance must be established. A significant portion of K2's deferred tax assets relate to net operating loss carryforwards for both domestic and foreign purposes. The realization of these assets is based upon estimates of future taxable income. In those jurisdictions where the realization of these carryforwards is not likely, a valuation allowance has been established. If actual results are less favorable than those projected by management, additional income tax expense may be required.

Pensions

As described in Note 10, K2 sponsors several trusteed noncontributory defined benefit pension plans covering most of its domestic employees. Pension costs and liabilities are actuarially calculated. These calculations are based on assumptions related to the discount rate, projected compensation increases and expected return on assets.

Stock-Based Compensation and Other Equity Instruments

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for interim and annual periods beginning after December 15, 2002.

K2 applies the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 "Accounting for Stock Issued to Employees," and related interpretations and provide pro forma net income and pro forma net income per share disclosures for employee stock option grants made as if the fair-value-based method defined in SFAS No. 123 had been applied. K2 has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123. As such, compensation expense for stock options issued to employees is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Had compensation cost been determined based upon the fair value at the grant date for K2's stock options under SFAS No. 123 using the Black Scholes option pricing model, pro forma net income (loss) and pro forma net income (loss) per share, including the following weighted average assumptions used in these calculations, would have been as follows:

(Thousands, except per share data, percentages and years)	For the year ended December 31 2003	2002	2001
Net income (loss) as reported	$11,424	$12,070	$(7,704)
Less: Total stock-based compensation expense determined under fair value based method for all awards, net of taxes	586	1,399	1,262
Net income (loss), adjusted	$10,838	$10,671	$(8,966)
Earnings per share:			
Basic — as reported	$ 0.46	$ 0.67	$ (0.43)
Basic — pro forma	$ 0.43	$ 0.59	$ (0.50)
Diluted — as reported	$ 0.44	$ 0.67	$ (0.43)
Diluted — pro forma	$ 0.42	$ 0.59	$ (0.50)
Risk free interest rate	2.63%	3.00%	3.50%
Expected life of options	5 years	5 years	5 years
Expected volatility	50.4%	44.9%	43.6%
Expected dividend yield	—	—	—

During 2003, 2002 and 2001, stock options granted were 617,900, 40,000 and 83,000, respectively. Using the Black Scholes option pricing model and the assumptions as noted above, the options granted each had a fair value of $4.79, $4.33, and $4.94, respectively.

The pro forma amounts may not be representative of future disclosures since the estimated fair value of stock options is amortized to expense over the vesting period and additional options may be granted in future years. Since changes in the subjective assumptions used in the Black-Scholes model can materially affect the fair value estimate, management believes the model does not provide a reliable measure of the fair value of its options.

Shipping and Handling Costs

K2 reports freight billed to customers ("freight recovery") as a component of net sales and related freight costs are reflected primarily in selling expenses. The amount of freight costs reflected in selling expenses for the years ended December 31, 2003, 2002 and 2001 amounted to $11,654,000, $11,563,000 and $14,529,000, respectively.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs for the years ended December 31, 2003, 2002 and 2001 amounted to $18,124,000, $17,064,000 and $23,765,000, respectively.

Research and Development
Research and development costs are charged to research and development expense as incurred.

Other Income, net
Other income includes interest income, royalties and other miscellaneous income. During 2003, other income also includes a gain of $2.2 million related to the sale of the composite utility and decorative light poles and related product lines. For further discussion, see Note 4 to Notes to Consolidated Financial Statements.

Comprehensive Income (Loss)
Comprehensive income (loss) includes all changes in shareholders' equity except those resulting from investments by, and distributions to, shareholders. Accordingly, K2's comprehensive income (loss) includes net income (loss) and foreign currency adjustments that arise from the translation of the financial statements of K2's foreign subsidiaries, minimum pension liability and fair value gains and losses on certain derivative instruments.

Newly Adopted Accounting Standards
In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that costs associated with exit or disposal activities be recognized when they are incurred rather than at the date of a commitment to an exit or disposal plan. These new standards will be prospectively applied for exit or disposal activities initiated after December 31, 2002. If exit or disposal activities are initiated after that date, SFAS No. 146 will affect the timing of the recognition of the related costs. The adoption of this standard did not have a significant impact on K2's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities") and how to determine when and which business enterprise (the "primary beneficiary") should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003.

In December 2003, the FASB issued FIN No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FIN 46-R") to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows:

(iv) *Special purpose entities ("SPE's") created prior to February 1, 2002.* K2 must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003.

(v) *Non-SPE's created prior to February 1, 2003.* K2 is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

(vi) *All entities, regardless of whether an SPE, that was created subsequent to January 31, 2003.* The provisions of Fin 46 were applicable for variable interests in entities obtained after January 31, 2003. K2 is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004.

The adoption of the provisions applicable to SPE's and all other variable interests obtained after January 31, 2003 did not have an impact on K2's financial statements. K2 is currently evaluating the impact of adopting FIN 46-R applicable to Non-SPE's created prior to February 1, 2003 but does not expect a material impact.

NOTE 2 — CHARGES AGAINST EARNINGS
In cost reduction moves initiated in 1999, K2 completed the move of its remaining ski production to China in 2001 and closed the Washington ski manufacturing facility during 2001. In addition, three other smaller manufacturing facilities were shut down in Minnesota and Alabama which serviced the Stearns and Hilton operations, with most of the production also moving overseas.

In addition to the factory closures, K2 experienced a substantial industry-wide slowdown of sales of small-wheeled products in 2001, primarily scooters and in-line skates, necessitating a downsizing of K2's small-wheeled products operation. The factory closures, coupled with the downsizing activities, resulted in the reduction of approximately 600 positions worldwide. In conjunction with the closures and downsizing activities, K2 recorded a pre-tax charge in 2001 of $18.0 million, primarily related to severance, the write down of facilities and equipment, and the reduction in the net carrying value of small-wheeled products inventory. Approximately $5.0 million of the charge to earnings resulted in a cash payment, with the remainder being non-cash charges. Approximately $15.6 million of the charge was included in cost of products sold and approximately $2.4 million was included in general and administrative expenses.

The following table summarizes the activity in 2001, 2002 and 2003:

(Thousands)	Facilities & Equipment	Inventory	Severance & Related	Subtotal	Other Downsizing	Total
2001 Charges	$ 3,179	$ 9,266	$ 4,389	$ 16,834	$ 1,166	$ 18,000
Utilized in 2001:						
Cash	—	—	(3,104)	(3,104)	(537)	(3,641)
Non-cash write down	—	(9,266)	—	(9,266)	—	(9,266)
Non-cash disposal	(3,179)	—	—	(3,179)	(529)	(3,708)
Total	(3,179)	(9,266)	(3,104)	(15,549)	(1,066)	(16,615)
Balance December 31, 2001	—	—	1,285	1,285	100	1,385
Utilized in 2002:						
Cash	—	—	(1,165)	(1,165)	(100)	(1,265)
Balance December 31, 2002	$ —	$ —	$ 120	$ 120	$ —	$ 120
Utilized in 2003:						
Cash	—	—	(120)	(120)	—	(120)
Balance December 31, 2003	$ —	$ —	$ —	$ —	$ —	$ —

NOTE 3 — ACQUISITIONS

Rawlings Sporting Goods Company, Inc.

On March 26, 2003, K2 completed the acquisition of Rawlings Sporting Goods Company, Inc. ("Rawlings"), a designer, manufacturer and marketer of equipment and apparel for baseball, basketball and football, in a stock-for-stock exchange offer/merger transaction. Under the terms of the merger, each outstanding share of Rawlings common stock was converted into 1.080 shares of K2 common stock. Based on the number of common shares outstanding of Rawlings, approximately 8.8 million shares of K2's common stock were issued to the Rawlings shareholders in the merger, and the aggregate purchase price of the transaction was valued at approximately $76.8 million (excluding merger costs of approximately $3.3 million). The purchase price included fully vested K2 stock options issued in exchange for Rawlings stock options outstanding at the time of the acquisition valued at approximately $4.6 million. The valuation of the common stock issued in connection with the acquisition was $8.194 per share. The value of the K2 stock options issued in exchange for the Rawlings' stock options outstanding was based on a Black-Scholes estimate using the following assumptions: risk free interest rate of 1.72%, volatility of K2 stock of 0.507 and expected life of 2.75 years. In connection with the merger, K2 paid off Rawlings' long-term and seasonal working capital debt of approximately $64 million. The results of the operations of Rawlings were included in the consolidated financial statements of K2 beginning with date of the merger.

The Rawlings transaction was accounted for under the purchase method of accounting; and, accordingly, the purchased assets and liabilities assumed were recorded at their estimated fair values at the date of the merger. The following table summarizes the total purchase price, estimated fair values of the assets acquired and liabilities assumed, and the resulting net intangible assets acquired at the date of the acquisition:

(Thousands)		
Total purchase price, including estimated merger expenses and value of K2 stock options issued in exchange for Rawlings' stock options outstanding (a)		$80,033
Total current assets	$ 99,151	
Property, plant and equipment	7,357	
Other assets	305	
Net tangible assets acquired (b)	106,813	
Total liabilities assumed (c)	102,587	
Net assets acquired (b) – (c) = (d)		4,226
Net intangible assets acquired (a) – (d)		$75,807

Based on a valuation completed by K2 during 2003, net intangible assets acquired were allocated to patents of $1.6 million with an average life of 9 years; customer contracts of $4.2 million with an average life of 11 years; licensing arrangements of $3.8 million with an average life of 6 years; tradenames/trademarks with indefinite lives not subject to amortization of $21.5 million; and goodwill not subject to amortization of $44.7 million.

Worth Inc.

On September 16, 2003, K2 completed the acquisition of Worth, Inc. ("Worth") in exchange for cash and K2 common stock. Worth, a privately held company founded in 1912, is a marketer and manufacturer of bats, balls, gloves and accessories for the softball and baseball industry. Additionally, through its deBeer division, Worth is a producer of equipment for lacrosse. Under the terms of the merger agreement, K2 acquired all of the outstanding shares of Worth common stock in exchange for approximately 0.9 million shares of K2's common and a cash payment of $12.6 million, resulting in an aggregate purchase price of approximately $27.4 million (excluding merger costs of approximately $1.2 million). The valuation of the common stock issued in connection with the acquisition was $16.734 per share. In connection with the acquisition, K2 paid off the long-term and seasonal working capital debt of Worth of approximately $15 million. The results of the operations of Worth were included in the consolidated financial statements of K2 beginning on the date of acquisition.

The transaction was accounted for under the purchase method of accounting; and, accordingly, the purchased assets and liabilities assumed were recorded at their estimated fair values at the date of acquisition. The following table summarizes the total purchase price allocation of the fair value of the assets acquired and liabilities assumed:

(Thousands)		
Total preliminary purchase price, including estimated merger expenses (a)		$28,580
Total current assets	$19,600	
Property, plant and equipment	6,309	
Other assets	682	
Net tangible assets acquired (b)	26,591	
Total liabilities assumed (c)	27,006	
Net liabilities assumed (b) – (c) = (d)		(415)
Net intangible assets acquired (a) – (d)		$28,995

Based on a valuation completed by K2 during 2003, net intangible assets acquired were allocated to trademarks/product design of $4.6 million with an average life of 8 years; order backlog of $0.1 million with a life of less than one year; tradenames/trademarks with indefinite lives not subject to amortization of $11.1 million; and goodwill not subject to amortization of $13.2 million.

Brass Eagle, Inc.

On December 8, 2003, K2 completed the acquisition of Brass Eagle, Inc. ("Brass Eagle"), a designer, manufacturer and marketer of paintball products, including paintball markers, paintballs, and accessories in a stock-for-stock exchange offer/merger transaction. Under the terms of the merger, each outstanding share of Brass Eagle common stock was converted into 0.6036 shares of K2 common stock. Based on the number of common shares outstanding of Brass Eagle, approximately 4.5 million shares of K2's common stock were issued to the Brass Eagle shareholders, and the aggregate purchase price of the transaction was valued at approximately $78.4 million (excluding merger costs of approximately $3.4 million). The purchase price included fully vested K2 stock options issued in exchange for Brass Eagle stock options outstanding at the time of the acquisition valued at approximately $2.8 million. The valuation of the common stock issued in connection with the acquisition was $16.71 per share. The value of the K2 stock options issued in exchange for the Brass Eagle stock options outstanding was based on a Black-Scholes estimate using the following assumptions: risk free interest rate of 2.65%, volatility of K2 stock of 0.428 and expected life of 4.00 years. In connection with the acquisition, K2 paid off Brass Eagle's long-term and seasonal working capital debt of approximately $13 million. The results of the operations of Brass Eagle were included in the consolidated financial statements of K2 beginning with the date of the merger.

The Brass Eagle transaction was accounted for under the purchase method of accounting; and, accordingly, the purchased assets and liabilities assumed were recorded at their estimated fair values at the date of the merger. The following table summarizes the total purchase price, estimated fair values of the assets acquired and liabilities assumed, and the resulting net intangible assets acquired at the date of the acquisition:

(Thousands)		
Total purchase price, including estimated merger expenses and value of K2 stock options issued in exchange for Brass Eagle stock options outstanding (a)		$81,778
Total current assets	$51,027	
Property, plant and equipment	9,916	
Deferred taxes and other assets	11,485	
Net tangible assets acquired (b)	72,428	
Total liabilities assumed (c)	56,016	
Net assets acquired (b) – (c) = (d)		16,412
Net intangible assets acquired (a) – (d)		$65,366

Based on a valuation completed by K2 during 2003, net intangible assets acquired were allocated to patents of $1.9 million with an average life of 9 years; order backlog of $0.2 million with an average life of less than one year; product trademarks of $0.3 million with an average life of 5 years; tradenames/trademarks with indefinite lives not subject to amortization of $24.6 million; and goodwill not subject to amortization of $38.4 million.

The following summarized unaudited pro forma results of operations of K2 assume the acquisitions of Rawlings, Worth, and Brass Eagle had occurred as of the beginning of the respective periods. The pro forma results also exclude the debt extinguishment costs incurred by K2 during 2003. This pro forma information does not purport to be indicative of what would have occurred had the acquisition been made as of those dates, or of results which may occur in the future.

Pro Forma Information (Unaudited)

(Thousands, except per share amounts)	For the year ended December 31 2003	2002
Net sales	$913,295	$916,768
Operating income	46,304	52,055
Net income	23,607	25,273
Diluted earnings per share	$ 0.67	$ 0.71

During 2003, K2 also completed four smaller acquisitions for a combined total preliminary purchase price of approximately $16.0 million and the payoff of $9.1 million in permanent and seasonal debt. The purchase price of these acquisitions will be finalized during the 2004 second quarter subject to earn out provisions relating to one of the businesses acquired, whereby K2 may make an additional payment of $7.5 million in the form of K2 common stock or cash. The consolidated statements of operations include the operating results of each business from the date of the acquisitions. Pro forma results of operations have not been presented because the effects of these additional acquisitions were not material on either an individual basis or aggregate basis to K2's consolidated results of operations.

Pursuant to the acquisitions made by K2 during 2003, K2 approved restructuring and exit plans related to the closure of certain facilities of the acquired companies. In accordance with EITF 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," K2 established reserves for employee severance, employee relocation costs and lease termination costs totaling approximately $5.1 million. These reserves were recognized as assumed liabilities of the acquired companies. The reserves established were not individually significant to any of K2's acquisitions during 2003.

The following table summarizes the activity in 2003:

(Thousands)	Employee Severance	Employee Relocation	Subtotal	Lease Termination Costs	Total
2003 reserves established in conjunction with acquisitions	$2,951	$916	$3,867	$1,203	$5,070
Utilized in 2003:					
Cash	(640)	—	(640)	—	(640)
Balance December 31, 2003	$2,311	$916	$3,227	$1,203	$4,430

K2 believes that the remaining reserves for restructuring are adequate to complete its plans.

In 2002, K2 acquired certain assets of a weed trimmer line business. The net cash purchase price was approximately $1.1 million and was accounted for using the purchase method of accounting.

NOTE 4 — SALE OF OPERATING DIVISION

On May 27, 2003, K2 completed the sale of the assets of the composite utility and decorative light poles and related product lines (the "Division") of its industrial products segment to a subsidiary of Genlyte Thomas Group LLC. The Division was sold for approximately $20.1 million in cash and the assumption of certain liabilities by the buyer. The gain on sale of the Division of $2.2 million ($1.4 million, net of taxes) includes an estimate of the costs of disposal and amounts related to the retention of certain liabilities by K2.

NOTE 5 — INVENTORIES

Inventories consisted of the following at December 31:

(Thousands)	2003	2002
Finished goods	$180,379	$104,204
Work in process	10,843	10,741
Raw materials	45,930	29,301
Total inventories	$237,152	$144,246

NOTE 6 — INTANGIBLE ASSETS

The components of intangible assets consisted of the following at December 31:

		2003			2002		
(Thousands, except for years)	Weighted Average Useful Life	Gross Amount	Accumulated Amortization	Net Book Value	Gross Amount	Accumulated Amortization	Net Book Value
Intangibles subject to amortization:							
Patents	8.7 years	$ 12,129	$1,836	$ 10,293	$ 3,110	$1,237	$ 1,873
Customer contracts/ relationships	8.9 years	6,576	393	6,183	—	—	—
Licensing agreements	6.0 years	3,800	475	3,325	—	—	—
Tradenames/ trademarks	5.1 years	335	7	328	—	—	—
Order backlog	0.5 years	277	—	277	—	—	—
		23,117	2,711	20,406	3,110	1,237	1,873
Intangibles not subject to amortization: (by segment)							
Tradename							
Sporting goods		61,394	—	61,394	—	—	—
Goodwill							
Sporting goods		140,100	—	140,100	37,224	—	37,224
Other recreational		955	—	955	1,059	—	1,059
Industrial		5,992	—	5,992	3,226	—	3,226
		208,441	—	208,441	41,509	—	41,509
Total intangibles		$231,558	$2,711	$228,847	$44,619	$1,237	$43,382

The increase in intangibles subject to and not subject to amortization at December 31, 2003 from December 31, 2002 is due to K2's acquisition activities during 2003 as follows:

	December 31, 2002	2003 Activity					December 31, 2003
(Thousands)	Net Book Value	Acquisition of Rawlings	Acquisition of Worth	Acquisition of Brass Eagle	Other Acquisitions	Amortization	Net Book Value
Intangibles subject to amortization:							
Patents	$ 1,873	$ 1,600	$ 4,667	$ 1,915	$ 768	$ (530)	$ 10,293
Customer contracts/ relationships	—	4,200	—	—	2,376	(393)	6,183
Licensing agreements	—	3,800	—	—	—	(475)	3,325
Tradenames/ trademarks	—	—	—	254	81	(7)	328
Order backlog	—	—	100	174	3	—	277
	1,873	9,600	4,767	2,343	3,228	(1,405)	20,406
Intangibles not subject to amortization: (by segment)							
Tradename							
Sporting goods	—	21,500	11,100	24,595	4,199	—	61,394
Goodwill							
Sporting goods	37,224	44,707	13,195	38,428	6,546	—	140,100
Other recreational	1,059	—	—	—	(104)	—	955
Industrial	3,226	—	—	—	2,766	—	5,992
	41,509	66,207	24,295	63,023	13,407	—	208,441
Total intangibles	$43,382	$75,807	$29,062	$65,366	$16,635	$(1,405)	$228,847

Amortization expense for intangibles subject to amortization was approximately $1.4 million for the year ended December 31, 2003. Amortization expense of intangible assets subject to amortization is estimated to be approximately $3.1 million during 2004 and approximately $2.8 million from fiscal year 2005 through 2008.

Effective January 1, 2002, K2 adopted SFAS No. 142, "Business Combinations" and "Goodwill and Other Intangible Assets," which requires that K2 allocate its goodwill to its various reporting units, determine the carrying value of those businesses, and estimate the fair value of the reporting units so that a two-step goodwill impairment test can be performed. These new standards require impairment testing to be performed initially upon adoption, annually and whenever events and changes in circumstances indicate there may be a potential impairment. K2 has three reporting units under SFAS No. 142 for purposes of its goodwill impairment test. K2's reporting units are consistent with its operating segments as defined under SFAS No. 131 on "Disclosures about Segments of an Enterprise and Related Information." In the first step of the goodwill impairment test, the fair value of each reporting unit is compared to its carrying value. If the fair value exceeds the carrying value, goodwill is not impaired and no further testing is performed. If the carrying value exceeds the fair value, then the second step must be performed, and the implied fair value of the reporting unit's goodwill must be determined and compared to the carrying value of the goodwill for the reporting unit. If the carrying value of a reporting unit's goodwill exceeds its implied fair value, then an impairment loss equal to the difference is recorded.

The fair value of K2's reporting units was determined using a combination of the income approach and the market approach. Under the income approach, the fair value of a reporting unit is calculated based on the present value of estimated future cash flows. Under the market approach, fair value is estimated based on market multiples of revenue or earnings for comparable companies.

Based on the results of the annual impairment tests, K2 determined that no impairment of goodwill existed as of December 31, 2003. However, future goodwill impairment tests could result in a charge to earnings. K2 will continue to evaluate goodwill on an annual basis and whenever events and changes in circumstances indicate that there may be a potential impairment.

K2 has evaluated the remaining useful lives of its finite-lived purchased intangible assets to determine if any adjustments to the useful lives were necessary or if any of these assets had indefinite lives and were therefore not subject to amortization. K2 determined that no adjustments to the useful lives of its finite-lived purchased intangible assets were necessary.

NOTE 7 — BORROWINGS AND OTHER FINANCIAL INSTRUMENTS

On March 25, 2003, K2 refinanced its revolving credit line, accounts receivable purchase facility and senior notes by entering a three-year, $205 million revolving Credit Facility ("Facility") expiring on March 31, 2006 with several banks and other financial institutions. The Facility is expandable to $230 million subject to certain conditions. The Facility has a $75 million limit for the issuance of letters of credit. Borrowings under the Facility are secured by substantially all of K2's assets. Actual borrowing availability under the Facility is based on K2's trade receivable and inventory levels in the United States, Canada and England, subject to eligibility criteria and defined advance rates. Borrowings under the Facility are subject to an interest rate grid, but currently bear a rate equal to the prime rate plus 0.75%, or a LIBOR interest rate plus 2.75%, and the Facility has an unused commitment fee of 0.375% per year. In addition to the Facility, K2 also obtained a three-year $20 million term loan from certain banks participating in the Facility, bearing an interest rate equal to the LIBOR rate plus 4.25% per year, payable in equal monthly installments over the three year period. The Facility and term loan include various covenants, including requirements that K2 maintain a minimum debt service coverage ratio and tangible net worth, as well as limiting annual capital expenditures and certain investment activities. In conjunction with the refinancing, K2 expensed approximately $2.0 million in the 2003 first quarter of capitalized debt costs related to the former revolving credit line, purchase facility and senior notes and also expensed $4.7 million for a make-whole premium related to the prepayment of the senior notes.

At December 31, 2003, borrowings of $92.3 million were outstanding under the Facility and $15.0 million was outstanding under the term loan, bearing average interest rates of 4.16% and 5.48%, respectively. At December 31, 2003 there were also letters of credit outstanding under the Facility of $17.5 million (consisting of $14.2 million of standby letters of credit and $3.3 million of trade letters of credit expiring over the next 12 months). Pursuant to the terms of the Facility, an additional $95.1 million was available for borrowing at December 31, 2003.

The Facility is subject to a "Material Adverse Effect" clause and the cash received from receivable collections is subject to the control of the lenders via a lock-box arrangement, if average excess availability, as defined under the Facility, falls below $50 million. K2 does not currently expect average excess availability, as defined, to be less than $50 million in the next twelve months. In accordance with the provisions of EITF 95-22, "Balance Sheet Classifications of Borrowings Outstanding under Revolving Credit Agreements that include both a Subjective Acceleration Clause and a Lock-Box Arrangement" and FASB Technical Bulletin 79-3, "Subjective Acceleration Clauses in Long-Term Debt Agreements," K2 has classified approximately $65.5 million of seasonal borrowings outstanding under the Facility at December 31, 2003 as current and the remaining balance of approximately $26.8 million as long-term debt.

At December 31, 2003, K2 also had $10.8 million outstanding under foreign lines of credit, with an additional $1.5 million available for borrowing at December 31, 2003. The short-term lines generally have no termination date but are reviewed annually for renewal and are denominated in the subsidiaries' local currencies. At December 31, 2003, interest rates on the foreign lines of credit ranged from 1.7% to 5.5%. The weighted average interest rates on the foreign lines of credit as of December 31, 2003 and 2002 were 2.67% and 1.9%, respectively. K2 had approximately $720,000 of trade letters of credit outstanding under the foreign facilities as of December 31, 2003.

On February 14, 2003, K2 completed the private placement of $25.0 million of 7.25% convertible subordinated debentures ("7.25% Debentures") due March 2010. The 7.25% Debentures are convertible into 2,097,315 shares of K2 common stock at a conversion price of $11.92 per share. Pursuant to the agreement for these debentures, the noteholders also initially received warrants to purchase 524,329 additional shares of K2's common stock at an exercise price of $13.91 per share, exercisable within the five year period ended February 14, 2008 ("the Warrants"). On June 4, 2003, in consideration for an amendment to permit the issuance of the 5% Debentures, described below, the Warrants were repriced to an exercise price of $11.92 per share and the noteholders were issued additional warrants to purchase 243,260 shares of K2's common stock at an exercise price of $13.14 per share ("the Additional Warrants"). The Additional Warrants are exercisable within the three year period ended February 14, 2006. In connection with the amendment to the exercise price of the Warrants, a Black-Scholes option valuation model was used to calculate the additional fair market value related to the repricing of the Warrants. Based on a risk free interest rate of 2.13%, K2's stock volatility of 35%, and the remaining term of the original five years, K2 assigned an additional fair market value of $267,000 to the repricing of the Warrants. K2 also assigned a fair market value of $358,000 to the Additional Warrants based on a risk free interest rate of 1.46%, K2's stock volatility of 35%, and the three year term, placing the total fair market value of the Warrants and Additional Warrants at $2,303,000. The aggregate unamortized fair market value of $1,933,000 is reflected as a reduction of the face amount of the 7.25% Debentures on K2's balance sheet which is being amortized to interest expense using the effective interest method through the exercise periods, thereby increasing the carrying value of the debentures. The net proceeds from the sale were used to pay off a portion of K2's senior notes.

On June 10, 2003, K2 completed the private placement of $75 million of 5.00% convertible senior debentures ("5% Debentures") due June 2010. The 5% Debentures are convertible into 5,706,458 shares of K2 common stock at a conversion price of $13.143 per share. The net proceeds from the sale were used to pay off the outstanding balance under the Facility with the remaining cash proceeds used for general corporate purposes and acquisitions. The debentures are redeemable by K2 in whole or in part at K2's option on or after June 15, 2008 at a redemption price of 101.429% beginning on June 15, 2008 and ending on June 14, 2009, and at 100.714% beginning on June 15, 2009 and ending on June 14, 2010.

The principal components of long-term debt at December 31 were:

(Thousands)	2003	2002
$205 million three-year secured bank revolving credit line due March 31, 2006, interest payments due at LIBOR plus 2.00% to 3.00% or at the prime rate plus 0.00% to 1.00%, and a commitment fee of 0.25% to 0.50% on the unused portion of the line through March 31, 2006	$ 92,320	—
Term loan payable in equal monthly installments through March 31, 2006, interest payments due at LIBOR plus 3.50% to 4.50% or at the prime rate plus 1.50% to 2.50%	15,000	—
$75 million convertible subordinated debentures, due June 15, 2010 with semi-annual interest payable at 5.00%	75,000	—
$25 million convertible subordinated debentures, due March 3, 2010 with quarterly interest payable at 7.25%	25,000	—
Notes payable due in seven equal annual principal installments through 2009 with semi-annual interest payable at 9.01%	—	$ 50,000
Notes payable due in six equal annual principal installments through 2004 with semi-annual interest payable at 8.89%	—	8,892
$75 million five-year secured bank revolving credit line due December 31, 2003, interest payments due at LIBOR plus 1.00% to 3.25% and a commitment fee of 0.225% to 0.50% on the unused portion of the line through December 31, 2003	—	—
$75 million three-year accounts receivable securitization due March 31, 2007, interest payments due at prevailing commercial paper rates plus 0.60% and a commitment fee of 0.25% on the unused portion of the facility	—	25,702
Foreign lines of credit	—	5,255
Other	—	10
	207,320	89,859
Less-unamortized warrant discount	(1,933)	—
Less-amounts due within one year	(72,126)	(16,852)
	$133,261	$ 73,007

The principal amount of long-term debts contractually maturing in each of the five years ended December 31 following 2003 is:

(Thousands)	
2004	$ 6,667
2005	6,667
2006	93,986
2007	—
2008	—
Thereafter	100,000
	$207,320

Interest paid on short- and long-term debt for the years ended December 31, 2003, 2002 and 2001 was $8.1 million, $9.0 million and $13.6 million, respectively.

The credit facilities limit K2's ability to pay cash dividends and make stock repurchases to $1,000,000 per year. K2 did not pay any dividends or make any stock repurchases during 2003.

The carrying amounts for the short-term lines of credit and the long-term bank revolving credit line and term loan approximate their fair value since floating interest rates are charged, which approximate market rates. The fair value of the $25.0 million and $75.0 million convertible subordinated debentures, based on quoted market interest rates, are $31.8 million and $86.2 million, respectively.

K2, including its foreign subsidiaries, enters forward exchange contracts to hedge certain firm and anticipated purchase commitments, which are denominated in U.S. or foreign currencies. The purpose of the foreign currency hedging activities is to reduce K2's risk of fluctuating exchange rates. K2's forward contracts are accounted for as hedges because the derivative instruments are designated and effective as hedges and reduce K2's exposure to identified risks. The ineffective portion of derivative transactions was not material to the results of operations for the year ended December 31, 2003. At December 31, 2003, K2 had foreign exchange contracts with maturities of within one year to exchange various foreign currencies to dollars in the aggregate amount of $53.7 million. At December 31, 2003, the fair value of these contracts was an unrealized loss of $3.3 million, which was reflected, net of taxes, as a decrease to other comprehensive income and as a current liability on the balance sheet. The fair value of these contracts will be recognized in cost of products sold when the related inventory is sold which is expected to be within one year. Counterparties on foreign exchange contracts expose K2 to credit losses in the event of non-performance, but K2 does not anticipate non-performance based on the credit ratings of the financial institutions.

NOTE 8 — INCOME TAXES

Income (loss) from operations before provision (credit) for income taxes for the years ended December 31 was taxed under the following jurisdictions:

(Thousands)	2003	2002	2001
Domestic	$ (726)	$ (8,900)	$ (5,926)
Foreign	18,301	27,470	(6,049)
	$17,575	$18,570	$(11,975)

The schedule of pretax income for 2002 above reflects an intercompany transfer pricing adjustment which resulted in an increase to K2's foreign taxable income, and a decrease to K2's domestic taxable income. K2 has filed a request with the Internal Revenue Service ("IRS") for approval of the intercompany transfer pricing adjustment. Once IRS approval has been received, K2 will seek the approval of the foreign taxing jurisdiction. Obtaining approval from the respective taxing jurisdictions would result in the utilization of net operating losses in foreign jurisdictions, and the recovery of prior taxes paid in the United States. K2 will continue to file its United States and foreign tax returns using this transfer pricing adjustment. Although K2 has received tentative refunds as a result of the adjustment, the full tax benefit of such refunds has not been included into income until certain contingencies are resolved. Therefore, K2 has recorded $4.8 million of the refunds as a current liability, pending the outcome of the discussions with the taxing jurisdictions. Approval of this transfer pricing adjustment could generate a significant reduction to K2's effective tax rate in the future.

Components of the provision (credit) for income taxes applicable to operations for the three years ended December 31 are:

	2003		2002		2001	
(Thousands)	Current	Deferred	Current	Deferred	Current	Deferred
Federal	$2,839	$(1,867)	$(2,062)	$ (859)	$(1,115)	$(1,592)
State	498	319	238	(25)	(280)	(24)
Foreign	3,750	612	7,349	1,859	1,112	(2,372)
	$7,087	$ (936)	$5,525	$ 975	$ (283)	$(3,988)

The principal elements accounting for the difference between the statutory federal income tax rate and the effective tax rate for the three years ended December 31 are:

(Percent)	2003	2002	2001
Statutory federal income tax rate	35.0	35.0	(35.0)
State income tax effect, net of federal benefit	3.0	0.7	1.0
Tax rate differential on foreign earnings	(8.6)	(2.6)	(7.8)
Other	5.6	1.9	6.1
	35.0	35.0	(35.7)

Pretax earnings of a foreign subsidiary or affiliate are subject to U.S. taxation when effectively repatriated. No provision for United States income taxes has been made on undistributed earnings of foreign subsidiaries, since these earnings are expected to be permanently reinvested. At December 31, 2003, $66.2 million of accumulated undistributed earnings of non-U.S. subsidiaries were considered permanently reinvested. At December 31, 2002, foreign subsidiaries had unused operating loss carryforwards of approximately $8.6 million, certain of which begin to expire in 2009. Since the use of these operating loss carryforwards is limited to future taxable earnings of the related foreign subsidiaries, a valuation allowance has been recognized to offset the portion of the deferred tax assets arising from such carryforwards not likely to be usable in the near future. Approximately $0.9 million of foreign net deferred tax assets for these carryforwards are not provided for with a valuation allowance and the realization of this asset is dependent upon achieving sufficient future taxable income in the foreign jurisdiction.

Deferred tax assets and liabilities are comprised of the following at December 31:

(Thousands)	2003	2002
Deferred tax liabilities:		
Depreciation and amortization of property, plant and equipment	$ (8,655)	$ (5,443)
Amortization of intangibles	(28,256)	(547)
Other	(1,725)	(262)
Deferred tax liabilities	(38,636)	(6,252)
Deferred tax assets:		
Insurance accruals	1,845	1,436
Foreign loss carryforwards	2,874	4,949
Domestic loss carryforwards	16,984	3,760
Bad debt reserve	3,867	1,468
Inventory reserve	4,720	1,275
Warranty reserve	1,731	606
Advertising reserve	1,021	539
Uniform capitalization	1,087	604
Restructure & contingency reserve	7,940	2,514
Pension accrual	6,652	5,559
Goodwill amortization	10,800	—
Other	8,194	1,597
	67,715	24,307
Valuation allowance	(27,692)	(7,082)
Deferred tax assets	40,023	17,225
Deferred tax assets, net	$ 1,387	$10,973

At the acquisition date of Ride Inc. ("Ride") in 1999, Ride had $30.2 million of federal net operating loss carryovers. The ability of K2 to utilize these losses to reduce future tax due is subject to an annual Internal Revenue Code §382 limitation. Accordingly, K2 currently estimates the amount realizable would be a maximum of $13.1 million over the twenty year carryforward period. For financial reporting purposes, the realization of these carryovers reduces goodwill recorded from the acquisition of Ride. During 2002, K2 recorded a reduction of goodwill of $0.5 million for the estimated amount of Ride's operating loss carryover likely to be utilized in the near future.

As of the date of merger of Rawlings Sporting Goods Company, Inc. ("Rawlings"), Rawlings had approximately $30 million of federal net operating loss carryovers. The ability of K2 to utilize these net operating losses to reduce future tax due is subject to an annual Internal Revenue Code Section 382 limitation. At the time of the acquisition, Rawlings had additionally recorded deferred tax assets related to amortizable goodwill and other reserve accounts. At December 31, 2003, a valuation allowance was recorded reducing the deferred tax assets attributable to the net operating losses as well as a substantial portion of the amortizable goodwill and other reserve accounts reflected on tax returns of Rawlings for periods prior to its acquisition. Since the valuation allowance associated with this and other acquisitions relate to acquired deferred tax assets, the subsequent realization of these tax benefits would result in adjustments to the valuation allowance amount being applied as a reduction to goodwill.

For 2002, K2 recorded a $2.7 million deferred tax asset related to additional minimum pension liability included as a component of other comprehensive income. In 2003, K2 recognized a $250,000 reduction to this deferred tax asset as a component of other comprehensive income. Also, in 2003, K2 recoded a $440,000 deferred tax asset related to an additional minimum pension liability of its United Kingdom subsidiary as a component of other comprehensive income.

In 2003, the income tax benefit attributable to employee stock option transactions of $3.4 million was allocated to shareholders' equity.

The IRS is currently conducting a limited scope audit of K2's Federal income tax return for 2001. We do not believe that the outcome of these matters will have a material adverse effect on our consolidated results of operations or consolidated financial position.

Income taxes paid, net of refunds, in the years ended December 31, 2003 and 2002 were $3.6 million and $1.5 million, respectively. No income taxes were paid in the year ended December 31, 2001.

NOTE 9 — COMMITMENTS AND CONTINGENCIES

Future minimum payments under noncancelable operating leases as of December 31, 2003 are as follows:

(Thousands)	
2004	$ 8,482
2005	6,760
2006	5,579
2007	4,917
2008	3,947
Thereafter	5,268
	$34,953

Leases are primarily for rentals of facilities, and about two-thirds of these contain rights to extend the terms from one to ten years.

Net rental expense, including those rents payable under noncancelable leases and month-to-month tenancies, amounted to $9,378,000, $6,871,000 and $6,901,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

K2 has not experienced any substantial difficulty in obtaining raw materials, parts or finished goods inventory for its sporting goods, other recreational products and industrial businesses. Many components and finished products, however, are manufactured or assembled abroad (particularly in the People's Republic of China) and therefore could be subject to interruption as a result of local unrest, currency exchange fluctuations, increased tariffs, trade difficulties and other factors. A single supplier manufactures major portions of K2's in-line skates. K2 believes alternate sources for these products could be found.

Certain of K2's products are used in relatively high risk recreational settings and from time to time K2 is named as a defendant in lawsuits asserting product liability claims relating to its sporting goods products. To date, none of these lawsuits has had a material adverse effect on K2, and K2 does not expect any lawsuit now pending to have such an effect. K2 maintains product liability, general liability and excess liability insurance coverage. No assurances can be given such insurance will continue to be available at an acceptable cost to K2 or such coverage will be sufficient to cover one or more large claims, or that the insurers will not successfully disclaim coverage as to a pending or future claim.

K2 is one of several named potentially responsible parties ("PRP") in three Environmental Protection Agency matters involving discharge of hazardous materials at old waste sites in South Carolina and Michigan. Although environmental laws technically impose joint and several liability upon each PRP at each site, the extent of K2's required financial contribution to the cleanup of these sites is expected to be limited based upon the number and financial strength of the other named PRP's and the volume and types of waste involved which might be attributable to K2.

Environmental and related remediation costs are difficult to quantify for a number of reasons including the number of parties involved, the difficulty in determining the extent of the contamination, the length of time remediation may require, the complexity of environmental regulation and the continuing advancement of remediation technology. K2 accrues for liabilities of this nature when it is probable a liability has been incurred and the amount can be reasonably estimated. At December 31, 2003 and December 31, 2002, K2 had recorded an estimated liability of approximately $980,000 and $1,308,000, respectively, for environmental liabilities with no insurance recovery expected. The estimates are based on K2's share of the costs to remediate as provided by the PRP's consultants and in ongoing discussions with the EPA or other environmental agencies. The ultimate outcome of these matters cannot be predicted with certainty, however, and taking into consideration reserves provided, management does not believe these matters will have a material adverse effect on K2's financial statements.

K2 is involved in lawsuits, claims, investigations and proceedings, including those identified above, consisting of product liability, patent, commercial, employment and environmental matters, which arise in the ordinary course of business. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies," K2 makes a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. K2 believes that it has adequate provisions for such matters. K2 reviews these provisions at least quarterly and adjusts these provisions to reflect the impacts of negotiations, settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular legal matter. Litigation is inherently unpredictable. However, K2 believes that it has valid defenses with respect to legal matters pending against it. Nevertheless, it is possible that cash flows or results of operations could be materially affected in any particular period by the unfavorable resolution of one or more of these contingencies.

NOTE 10 — PENSION PLANS AND OTHER BENEFIT PLANS

K2 sponsors several trusteed non-contributory defined benefit pension plans covering most of its domestic employees. Benefits are generally based on years of service and the employee's highest average compensation for five consecutive years during the years of credited service. Contributions are intended to provide for benefits attributable to service to date and service expected to be provided in the future. K2 funds these plans in accordance with the Employee Retirement Income Security Act of 1974.

K2 also has a pension plan which covered certain employees of the Simplex Building Products division which K2 sold in 2000. This plan is referred to as the "Simplex UAW Pension Plan." The disclosures that follow include this plan.

Pension costs and liabilities are actuarially calculated. These calculations are based on assumptions related to the discount rate, projected compensation increases and expected return on assets. The discount rate assumption is based on the Moody's AA Effective Annual Yield rate as of December 31, 2003. The salary growth assumptions reflect long-term actual experience and future and near-term outlook. Long-term return on plan assets is determined based on historical portfolio results and management's future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio. K2 evaluates the assumptions used on a periodic basis and makes adjustments as necessary. As of December 31, 2002, K2's assumption related to the discount rate, projected compensation increases and expected return on assets was 6.75%, 4.00% and 8.50%, respectively. Due to the lower expectations of asset returns and the declining interest rate environment in 2003, K2 lowered its discount rate and expected return on assets assumptions to 6.25% and 8.25%, respectively, at December 31, 2003. A continued variance in the discount rate, expected return on plan assets and rate of compensation increase could have a significant impact on the pension costs recorded.

Due to the lower discount rate and declines in the stock market during 2001 and 2002, actual asset returns on K2's pension assets did not meet K2's assumption of 2002 and 2003 expected returns. This resulted in 2003 pension expense being higher than 2002 pension expense by approximately $2.1 million which is reflected in the current year's general and administrative expenses. For the 2003 year, market conditions improved which resulted in asset returns on pension assets exceeding expectations. These asset returns are estimated to result in a decrease in 2004 pension expense of approximately $700,000. However, the decrease in the discount rate from 6.75% to 6.25% is estimated to result in an increase to 2004 pension expense of approximately $100,000. In addition, the decrease in the expected return on assets assumption from 8.50% to 8.25% is estimated to result in an additional increase to 2004 pension expense of approximately $100,000. Finally, as a result of the lower discount rate and lower asset returns, K2 estimates a required cash contribution of approximately $4.0 million to the pension plans in 2004.

Based on the decrease in the discount rate and lower expected asset returns, the accumulated benefit obligation of the pension plans exceeded the fair value of the plan assets by $15.6 million and $13.1 million at December 31, 2003 and 2002, respectively. These asset shortfalls resulted in K2 recording a non-cash charge to other comprehensive income, a component of K2's shareholder's equity, of $6.8 million ($4.4 million, net of taxes) at December 31, 2003. Based on this amount recorded, K2 had $15.2 million and $12.6 million, of net pension liabilities as of December 31, 2003 and 2002, respectively, consisting of $15.6 and $13.1 million, respectively, in asset shortfalls and an intangible asset for the unrecognized prior service cost of $0.4 million and $0.5 million, respectively. As of December 31, 2003, K2 treated $4.0 million of the pension liability as current and $11.2 million as long-term as K2 estimates a $4.0 million contribution during the twelve months ended December 31, 2004.

The following table sets forth the defined benefit plans' funded status and amounts recognized in K2's consolidated balance sheets at December 31:

Pension Plan (Thousands)	2003	2002
Change in Benefit Obligation		
Benefit obligation at beginning of year	$ 63,530	$ 56,159
Service cost	1,695	1,519
Interest cost	4,137	4,094
Plan amendments/transfer of liabilities	—	30
Curtailment gain	(1,249)	—
Actuarial loss	4,667	4,295
Benefits paid	(4,612)	(2,567)
Benefit obligation at end of year	$ 68,168	$ 63,530
Change in Plan Assets		
Fair value of plan assets at beginning of year	$ 43,200	$ 50,067
Actual return on fair value of plan assets	7,962	(4,300)
Employer contributions	91	—
Administrative expenses	(94)	—
Benefits paid	(4,612)	(2,567)
Fair value of plan assets at end of year	$ 46,547	$ 43,200
Funded status of the plan	$(21,621)	$(20,330)
Unrecognized prior service cost	399	523
Unrecognized actuarial loss	12,890	14,799
Accrued benefit cost	$ (8,332)	$ (5,008)
Amounts recognized in the statement of financial position consists of:		
Accrued benefit liability	$(15,572)	$(13,076)
Intangible asset	399	523
Accumulated other comprehensive loss	6,841	7,545
	$ (8,332)	$ (5,008)

The curtailment gain recognized on the plan during 2003 was attributable to the sale of the composite utility and decorative light poles and related product lines in May 2003. For further discussion regarding the sale of this division, see Note 4 to Notes to Consolidated Financial Statements.

In addition to the amount recorded to other comprehensive income at December 31, 2003 of $6.8 million ($4.5 million net of taxes) for K2's pension plans as noted above, K2 also recorded an additional $1.2 million ($0.8 million net of taxes) to other comprehensive income at December 31, 2003 related to its pension plan in the United Kingdom.

Net pension cost consisted of the following for the year ended December 31:

(Thousands)	Pension Plan 2003	2002	2001
Net Periodic Cost			
Service cost	$ 1,695	$ 1,519	$ 1,595
Interest cost	4,137	4,094	3,991
Expected return on plan assets	(3,570)	(4,406)	(4,659)
Amortization of prior service cost	72	76	73
Recognized actuarial loss	1,029	—	—
Curtailment loss	52	—	—
Amortization of transition asset	—	—	(51)
Amortization of loss (gain)	—	—	(1)
Net periodic cost	$ 3,415	$ 1,283	$ 948

Additional information about the pension plans as of and for the year ended December 31 is as follows:

(Thousands)	Pension Plan 2003	2002
Additional information for pension plans with an accumulated benefit obligation in excess of plan assets:		
Projected benefit obligation	$68,168	$63,530
Accumulated benefit obligation	62,120	56,276
Fair value of plan assets	46,547	43,200
Additional information:		
Increase (decrease) in minimum liability included in other comprehensive income	$ (704)	$ 7,545
Actual return (loss) on plan assets	7,962	(4,300)
Weighted average assumptions used to determine benefit obligations at December 31:		
Discount rate	6.25%	6.75%
Rate of compensation increase	4.00%	4.00%
Weighted average assumptions used to determine net periodic benefit cost		
Discount rate	6.75%	7.25%
Expected long-term rate of return on plan assets	8.50%	9.00%
Rate of compensation increase	4.00%	4.00%
Measurement Date	December 31	

K2's pension plans weighted average asset allocations at December 31, 2003 and 2002 by asset category are as follows:

			Actual Pension Plan of K2 Inc.		Actual Simplex UAW Pension Plan	
Asset Category	Target	Allowable Ranges	2003	2002	2003	2002
Equity	60.0%	50%–70%	58.2%	47.7%	60.0%	48.5%
Fixed Income	40.0%	30%–50%	30.5%	40.0%	32.0%	42.9%
Cash	0.0%	0%–10%	5.9%	5.9%	6.4%	6.5%
Other	0.0%	0%–10%	5.4%	6.4%	1.6%	2.1%
	100.0%		100.0%	100.0%	100.0%	100.0%

In consideration of each plan's funded status, participant demographics, the plans' long-term investment objectives, and the financial status of K2, the Retirement Committee has adopted an overall investment objective for the plans' assets that is consistent with a balanced approach of long-term growth of assets and significant current income. The investment objective of each plan is expected to earn long-term returns comprised of capital appreciation and current income sufficient to keep pace with or exceed the actuarial liability growth rate, to fund current benefit payments and other disbursements, and maintain or grow the purchasing power of assets.

It is desired that the plans earn returns higher than the "market," as represented by a benchmark index or mix of indexes reflective of the plans' return objectives and risk tolerance. This benchmark or "policy index" for the plans are constructed as follows: 40% S&P 500 Index, 10% MCSI EAFE, 10% Russell 2500 Stock Index, 40% Merrill Lynch Domestic Master Bond Index. The plans are expected to exceed the average annual return of this benchmark on a risk-adjusted basis over a three to five year rolling time period and a full market cycle.

The absolute return goal for the plans is the actuarial interest rate for the plans, which is currently 8.5% for each plan. Each plan is expected to exceed the policy index return and the absolute return goals each measured on a compound average annual return basis after the deduction of investment management fees and annualized over a three to five year rolling time period and a full market cycle.

The expected cash flows for K2's pension plans are as follows:

(Thousands)	Pension Benefits
K2 contributions expected to be made in 2004:	$4,000
Expected benefit payments (which reflect future service):	
2004	$3,811
2005	4,720
2006	4,189
2007	5,004
2008	4,980

K2 also sponsors defined contribution pension plans covering most of its domestic employees. Contributions by K2 for the defined contribution plans are determined as a percent of the amounts contributed by the respective employees. During 2003, 2002 and 2001, K2 expensed contributions of $853,000, $626,000 and $745,000, respectively, related to these plans.

NOTE 11 — OTHER COMPREHENSIVE INCOME (LOSS)

The components of other comprehensive income (loss) are as follows:

(Thousands)	Currency Translation Adjustments	Additional Minimum Pension Liability	Derivative Financial Instruments	Total
Balance at December 31, 2001	$(21,238)	$ —	$ 439	$(20,799)
Currency translation adjustment	10,158	—	—	10,158
Change in additional minimum pension liability liability, net of $2,639 in taxes	—	(4,904)	—	(4,904)
Reclassification adjustment for amounts recognized in cost of sales	—	—	(439)	(439)
Change in fair value of derivatives, net of $253 in taxes	—	—	(470)	(470)
Balance at December 31, 2002	(11,080)	(4,904)	(470)	(16,454)
Currency translation adjustment	7,947	—	—	7,947
Change in additional minimum pension liability liability, net of $189 in taxes	—	(351)	—	(351)
Reclassification adjustment for amounts recognized in cost of sales	—	—	470	470
Change in fair value of derivatives, net of $1,161 in taxes	—	—	(2,157)	(2,157)
Balance at December 31, 2003	$ (3,133)	$(5,255)	$(2,157)	$(10,545)

The earnings associated with K2's investment in its foreign subsidiaries are considered to be permanently invested and no provision for U.S. federal and state income taxes on those earnings or translation adjustments has been provided.

(Millions, except per share and stock price figures)	Quarter				
	First	Second	Third	Fourth	Year
2003					
Net sales	$157.1	$199.6	$168.0	$193.8	$718.5
Gross profit	47.1	60.2	54.9	57.7	219.9
Net income	$ 0.1	$ 5.8	$ 3.3	$ 2.2	$ 11.4
Basic earnings per share					
Net income	$ 0.01	$ 0.22	$ 0.12	$ 0.07	$ 0.46
Diluted earnings per share					
Net income	$ 0.01	$ 0.19	$ 0.12	$ 0.07	$ 0.44
Cash dividend per share — none					
Stock prices:					
High	$10.06	$12.75	$18.09	$18.15	$18.15
Low	$ 7.72	$ 7.45	$12.30	$13.43	$ 7.45

(Millions, except per share and stock price figures)	Quarter				
	First	Second	Third	Fourth	Year
2002					
Net sales	$147.5	$157.2	$149.8	$127.7	$582.2
Gross profit	42.1	45.3	47.5	35.6	170.5
Net income	$ 3.8	$ 3.8	$ 3.9	$ 0.6	$ 12.1
Basic earnings per share					
Net income	$ 0.21	$ 0.21	$ 0.22	$ 0.03	$ 0.67
Diluted earnings per share					
Net income	$ 0.21	$ 0.21	$ 0.21	$ 0.03	$ 0.67
Cash dividend per share — none					
Stock prices:					
High	$ 7.60	$10.25	$10.00	$11.01	$11.01
Low	$ 6.32	$ 6.55	$ 7.50	$ 6.40	$ 6.32

NOTE 13 — STOCK OPTIONS

Under K2's 1999 and 1994 Incentive Stock Option Plans ("1999 Plan" and "1994 Plan," respectively), options may be granted to eligible directors and key employees of K2 and its subsidiaries at not less than 100% of the market value of the shares on the dates of grant.

The 1999 Plan and 1994 Plan permit the granting of options for terms not to exceed ten years from date of grant. The options are exercisable on such terms as may be established at the dates of grant.

K2 is authorized, at the discretion of the Compensation Committee, to provide loans to non-officered employees in connection with the exercise of stock options under the 1999 Plan and 1994 Plan. At December 31, 2003 and 2002, there was one loan outstanding totaling $38,500 to a key employee made to enable the exercise of stock options, and accrued interest outstanding. The amount of this loan is shown as a reduction of shareholders' equity. This loan is collateralized by the underlying shares of stock issued and bears interest. This loan was repaid in full prior to the filing of this Annual Report on Form 10-K.

Options granted, exercised and forfeited for the 1999 Plan, 1994 Plan and options assumed from acquisitions (collectively, "the Plans") were as follows:

	Shares	Exercise Price Low	Exercise Price High	Exercise Price Weighted Average
Options outstanding at December 31, 2000	1,944,061	$7.13	$29.88	$12.30
Granted	83,000	7.75	8.76	8.32
Exercised	(2,500)	7.13	7.13	7.13
Forfeited	(134,600)	7.13	29.88	15.29
Options outstanding at December 31, 2001	1,889,961	7.13	29.88	11.91
Granted	40,000	7.30	7.30	7.30
Forfeited	(69,831)	7.13	26.50	11.43
Options outstanding at December 31, 2002	1,860,130	7.13	29.88	11.83
Granted	617,900	7.45	17.89	7.72
Assumed from acquisitions	1,760,646	2.46	25.68	8.32
Exercised	(1,217,794)	2.83	17.25	7.39
Forfeited	(156,880)	7.13	26.50	19.29
Options outstanding at December 31, 2003	2,864,002	$2.46	$29.88	$ 9.99

At December 31, 2003, 2002 and 2001, stock options to purchase 2,289,854, 1,483,380 and 1,178,511 were exercisable at weighted average prices of $10.60, $12.97 and $14.66, respectively. At December 31, 2003, 246,788 shares of common stock were reserved for issuance under the Plans.

Options are granted at an exercise price equal to the fair market value at the date of grant. Information regarding stock options outstanding as of December 31, 2003 is as follows:

	Options Outstanding			Options Exercisable	
Price Range	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Shares	Weighted Average Exercise Price
$2.46 – $4.87	70,200	$ 4.49	7.34 years	70,200	$ 4.49
$5.10 – $5.19	110,230	5.18	7.76 years	110,230	5.18
$7.04 – $7.13	643,387	7.12	7.37 years	643,389	7.12
$7.25 – $7.50	866,793	7.44	8.35 years	314,293	7.44
$7.75 – $8.76	384,006	8.36	4.32 years	367,756	8.34
$9.51 – $11.25	228,940	10.97	7.33 years	228,940	10.97
$12.16 – $13.90	167,386	13.41	6.31 years	167,386	13.41
$17.25 – $22.89	208,560	19.79	3.00 years	203,160	19.84
$23.00 – $29.88	184,500	24.98	5.66 years	184,500	24.98
Total	2,864,002	$ 9.99	6.78 years	2,289,854	$10.60

NOTE 14 — EARNINGS PER SHARE DATA

Basic earnings per share ("EPS") is determined by dividing net income or loss by the weighted average number of shares outstanding during the period. Diluted EPS reflects the potential dilutive effects of stock options and warrants, using the treasury stock method, and of the debentures using the "if converted" method. The following represents a reconciliation from basic shares to fully diluted shares for the respective periods. Options to purchase 2,864,002, 1,860,130 and 1,889,961 shares of common stock were outstanding at December 31, 2003, 2002 and 2001, respectively. At December 31, 2003, shares of common stock issuable upon conversion of the $100 million of convertible debentures totaling 7,803,742 and warrants to purchase 767,589 of shares of common stock were outstanding. For the years ended December 31, 2003 and 2002, 960,000 and 1,226,000 stock options, respectively, were excluded since their inclusion would have been antidilutive. The EPS calculation for year ended December 31, 2003 also excluded 2,097,282 shares from the issuance of $25 million convertible subordinated debentures in February 2003, since their inclusion would have also been antidilutive. During 2001, the computation of diluted EPS did not include the options to purchase 1,953,000 shares of common stock, because their inclusion would have been anti-dilutive.

The table below outlines the determination of the number of diluted shares of common stock used in the calculation of diluted earnings (loss) per share as well as the calculation of diluted earnings (loss) per share for the periods presented:

(Thousands, except per share amounts)	Year ended December 31 2003	2002	2001
Determination of diluted number of shares:			
Average common shares outstanding	24,958	17,941	17,940
Assumed conversion of dilutive stock options and warrants	622	53	—
Assumed conversion of subordinated debentures	3,170	—	—
Diluted average common shares outstanding (b)	28,750	17,994	17,940
Calculation of diluted earnings (loss) per share:			
Net income (loss)	$11,424	$12,070	$ (7,704)
Add: interest component on assumed conversion of subordinated debentures, net of taxes	1,354	—	—
Net income (loss), adjusted (a)	$12,778	$12,070	$ (7,704)
Diluted earnings (loss) per share (a/b)	$ 0.44	$ 0.67	$ (0.43)

NOTE 15 — SHAREHOLDERS' EQUITY

Preferred Stock

Shares are issuable in one or more series, and the Board of Directors has authority to fix the terms and conditions of each series. No shares were issued or outstanding during 2003 and 2002.

Employee Stock Ownership Plan

K2 has an Employee Stock Ownership Plan ("ESOP"), which covers substantially all of its domestic non-union employees with at least one year of service. As of December 31, 2003, the trust was indebted to K2 in the aggregate amount of $26,000 in connection with stock purchases made from 1982 through 1984 of which 3,167 shares with an aggregate market value of $48,170 as of December 31, 2003 remained unallocated to participants. This loan is repayable over the next twelve months with interest at prime plus 1/2%, not to exceed 18%, and the unallocated shares will be released to participants proportionately when this loan is repaid. Allocated shares as of December 31, 2003 totaled 1,059,041.

Additionally, the trust was indebted to K2 in the amount of $1,100,000 at December 31, 2003 and 2002, in connection with distributions made to terminating participants of the plan.

Shareholders' equity has been reduced by the amounts of the loan and any payments made by K2 on behalf of the trust. The payments, made by K2 on behalf of the trust, which at December 31, 2003 totaled $50,000, are being amortized to expense over the lives of the loans.

The amount of K2's annual contribution to the ESOP is at the discretion of K2's Board of Directors. K2 made contributions of $150,000 to the ESOP during 2003 and 2002. ESOP expense, including amortization of the foregoing payments, was $30,000, $263,000 and $301,000 in 2003, 2002 and 2001, respectively.

Preferred Stock Rights

Rights are outstanding which entitle the holder of each share of Common Stock of K2 to buy one one-hundredth of a share of Series A Junior Participating Cumulative Preferred Stock at an exercise price of $60.00 per one one-hundredth of a share, subject to adjustment. The rights are not separately tradable or exercisable until a party either acquires, or makes a tender offer resulting in ownership of, at least 15% of K2's common shares. If a person becomes the owner of at least 15% of K2's outstanding common shares (an "Acquiring Person"), each holder of a right other than such Acquiring Person and its affiliates is entitled, upon payment of the then-current exercise price per right (the "Exercise Price"), to receive shares of Common Stock (or Common Stock equivalents) having a market value of twice the Exercise Price. If K2 subsequently engages in a merger, a business combination or an asset sale with the Acquiring Person, each holder of a right other than the Acquiring Person and its affiliates is thereafter entitled, upon payment of the Exercise Price, to receive stock of the Acquiring Person having a market value of twice the Exercise Price. At any time after any party becomes an Acquiring Person, the Board of Directors may exchange the rights (except those held by the Acquiring Person) at an exchange ratio of one common share per right. Prior to a person becoming an Acquiring Person, the rights may be redeemed at a redemption price of one cent per right, subject to adjustment. The rights are subject to amendment by the Board.

Shares Reserved

K2 had 60,000,000 and 40,000,000 authorized shares of common stock at December 31, 2003 and December 31, 2002, respectively. The table below outlines common shares reserved for future issuance:

	December 31	
	2003	2002
Total Authorized Shares	60,000,000	40,000,000
Common Shares Outstanding	(34,146,798)	(18,679,146)
Shares reserved for future issuance:		
Stock options outstanding	(2,864,002)	(1,860,130)
Stock options reserved for future issuance	(246,788)	(609,325)
Warrants under 7.25% Debentures	(767,589)	—
Shares issuable upon conversion of 7.25% Debentures	(2,097,315)	—
Shares issuable upon conversion of 5.00% Debentures	(5,706,458)	—
Remaining Authorized Shares	14,171,050	18,851,399

NOTE 16 — SEGMENT DATA

K2 classifies its business into three segments based on similar product types consisting of sporting goods products, other recreational products and selected industrial products. The sporting goods segment consists primarily of sports equipment used to participate in sports activities sold primarily through sporting goods specialty dealers, regional and national sporting goods chains and the sporting goods department of mass merchants. The equipment includes baseball and softball bats, gloves and related equipment, in-line skates, skis, snowboards, snowshoes, bikes, fishing tackle, flotation vests and paintball products including markers, paintballs and protective equipment. The other recreational products segment is primarily active leisure apparel sold principally into the advertising specialty market through distributors, and leisure footwear and other apparel sold through specialty sporting goods dealers. The industrial products segment includes monofilament line sold to the paper industry, string trimmer line sold to a variety of distributors, retailers and equipment manufacturers, and marine and CB radio antennas sold to marine dealers.

Although the sporting goods manufacturing industry is highly fragmented, many of the retail customers that purchase sporting goods are highly concentrated. Large format sporting goods retailers are important to K2's results of operations, and one customer accounted for over 10% of the sporting goods segment net sales for the year ended December 31, 2003.

K2 evaluates performance based on operating profit or loss (before interest, gain on sale of operating division, debt extinguishment costs, corporate expenses and income taxes). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 of Notes to Consolidated Financial Statements. Intercompany profit or loss is eliminated where applicable.

The information presented below is as of, or for, the year ended December 31.

(Millions)	Net Sales to Unaffiliated Customers 2003	2002	2001	Intersegment Sales 2003	2002	2001	Operating Profit (Loss) 2003	2002	2001
Sporting goods	$569.2	$437.4	$439.5	$80.4	$68.2	$54.0	$36.2	$27.8	$ (0.9)[a]
Other recreational	48.3	35.6	39.8	1.4	1.5	2.2	(6.8)	(6.6)	(5.9)[b]
Industrial[d]	101.0	109.2	110.2	0.3	0.4	0.8	8.5	9.4	11.5[c]
Total segment data	$718.5	$582.2	$589.5	$82.1	$70.1	$57.0	37.9	30.6	4.7
Corporate expenses, net							(5.8)	(3.0)	(3.1)
Gain on sale of operating division							2.2	—	—
Debt extinguishment costs							(6.8)	—	—
Interest expense							(9.9)	(9.0)	(13.6)
Income (loss) before income taxes							$17.6	$18.6	$(12.0)

[a] 2001 includes a charge of $16.3 million for restructuring and downsizing costs
[b] 2001 includes a charge of $1.5 million for restructuring and downsizing costs
[c] 2001 includes a charge of $0.2 million for restructuring and downsizing costs
[d] 2003 results of the industrial segment reflect the sale of the composite utility and decorative light poles and related product lines during 2003.

(Millions)	Identifiable Assets 2003	2002	2001	Depreciation and Amortization 2003	2002	2001	Capital Expenditures 2003	2002	2001
Sporting goods	$752.4	$319.4	$298.2	$13.5	$ 9.7	$12.0	$14.8	$7.7	$10.9
Other recreational	17.8	25.1	33.0	0.3	0.9	0.7	0.1	0.1	0.5
Industrial	65.7	69.1	63.0	2.9	3.2	3.2	1.7	0.5	1.2
Total segment data	835.9	413.6	394.2	16.7	13.8	15.9	16.6	8.3	12.6
Corporate	36.0	24.8	29.2	3.5	0.8	0.3	4.2	—	—
Total	$871.9	$438.4	$423.4	$20.2	$14.6	$16.2	$20.8	$8.3	$12.6

(Millions)	2003	2002	2001
Net sales by location			
United States	$509.6	$392.7	$377.4
Canada	15.1	18.3	20.1
Europe	135.1	113.4	130.5
Asia / Pacific	58.7	57.8	61.5
Total foreign countries	208.9	189.5	212.1
Total net sales	$718.5	$582.2	$589.5
Assets			
North America	$709.5	$321.4	$305.9
Europe	105.5	72.4	75.1
Asia / Pacific	56.9	44.6	42.4
Total assets	$871.9	$438.4	$423.4
Long-lived Assets			
North America	$290.2	$ 85.3	$ 92.6
Europe	18.1	10.3	7.4
Asia / Pacific	11.6	11.6	9.5
Total long-lived assets	$319.9	$107.2	$109.5

NOTE 17 — SUBSEQUENT EVENTS

On January 23, 2004, K2 completed the acquisition of Fotoball USA, Inc., ("Fotoball"), a marketer and manufacturer of souvenir and promotional products, principally for team sports, in a stock-for-stock exchange offer/merger transaction. Under the terms of the merger, each outstanding share of Fotoball common stock was converted into 0.2757 shares of common stock of K2. Based on the number of common shares outstanding of Fotoball, approximately 1.0 million shares of K2's common stock were issued to the Fotoball shareholders, and the aggregate preliminary purchase price of the transaction was valued at approximately $16 million. This transaction will be accounted for under the purchase method of accounting, accordingly the purchased assets and liabilities will be recorded at their estimated fair values at the date of the merger. The preliminary purchase price allocation is estimated to result in an excess of cost over net tangible assets acquired, to be determined during the 2004 first quarter based on K2's final evaluation of the net tangible assets. This preliminary allocation assumes the excess purchase price will be allocated to goodwill, and is thus not amortized, however the final allocation could include identifiable intangible assets with finite and indefinite lives separate from goodwill. Should there be assets with definite lives, those assets would be subject to amortization resulting in additional amortization expense. The final allocation of the purchase price will also be completed during the 2004 first quarter based on K2's final evaluation of such assets and liabilities. The results of the operations of Fotoball will be included in the consolidated financial statements of K2 beginning with the date of the merger. Subsequent to the completion of the merger, K2 changed the name of Fotoball to K2 Licensing & Promotions, Inc.

Report of Independent Auditors

To the Board of Directors and Shareholders:

K2 Inc.

We have audited the accompanying consolidated balance sheets of K2 Inc. as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of K2 Inc. at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, K2 Inc. changed its method of accounting for goodwill in 2002, in accordance with Statement of Financial Accounting Standard No. 142.

San Diego, California

February 15, 2004

Ernst & Young LLP

K2 Operating Divisions

DOMESTIC

Rawlings/Worth
ROBERT PARISH
President
1859 Bowles Avenue
Fenton, MO 63026
(636) 349-3500

Shakespeare Fishing Tackle Division
SCOTT M. HOGSETT
President
3801 Westmore Drive
Columbia, SC 29223
(803) 754-7540

Stearns
PAUL EBNET
President
1100 Stearns Drive
Sauk Rapids, MN 56379
(320) 252-1642

K2 Sports
ROBERT MARCOVITCH
President
19215 Vashon Hwy S.W.
Vashon Island, WA 98070
(206) 463-3631

Brass Eagle
LYNN SCOTT
President
1201 S. E. 30th Street
Bentonville, AR 72712
(479) 464-8700

Planet Earth
JEFF LARSEN
General Manager

CHRISTOPHER MILLER
Founder and Creative Director
5830 El Camino Real
Carlsbad, CA 92008
(800) 995-6069

K2 Licensing & Promotions
SCOTT DICKEY
President
6740 Cobra Way
San Diego, CA 92121
(858) 909-9900

Shakespeare Monofilament
BARRY D. JOHNS
General Manager
6111 Shakespeare Road
Columbia, SC 29223
(803) 754-7011

INTERNATIONAL

K2 Hong Kong & China
ROBERT NI
General Manager
13/F Millennium Tower 3
370 Kwun Tong Road
Kowloon, Hong Kong
852-2727-8888

Shakespeare Fishing Tackle International
JOHN L. TOMSETT
Vice President and Managing Director
P.O. Box 1
Broad Ground Road
Lakeside, Redditch
Worcestershire, England B98 8NQ
44-1527-510-570

K2 Europe
GERMON KNOOP
Managing Director
Seeshaupter Strasse 60
D-82377 Penzberg, Germany
49-8856-9010

K2 Japan
KOJI MATSUNAGA
Vice President and General Manager
Nishi-Sando Yamaki Building
3-28-6 Yoyogi Shibuya-ku
Tokyo 151-0053, Japan
81-3-3320-7822

K2 Canada
185 Carlingview Drive – Unit 1
Etobicoke
Ontario, M9W 58E, Canada
(416) 679-1214

Company Websites

Rawlings/Worth
www.rawlings.com
www.worthsports.com
www.hiltoncc.com

Shakespeare Fishing Tackle
www.shakespeare-fishing.com
www.pfluegerfishing.com
www.shakespeare-marine.com
www.shakespeare-fishing.co.uk (England)
www.shakespeare.nl (Holland)
www.shakespeare.com.au (Australia)

Shakespeare Monofilament
www.shakespearemonofilaments.com
www.skpplastics.com
www.monofilament.co.uk (England)

Stearns
www.stearnsinc.com
www.maddoggear.com

K2 Sports
www.k2sports.com
www.k2skates.com
www.k2bikes.com
www.k2skis.com
www.k2snowboards.com
www.ridesnowboards.com
www.morrowsnowboards.com
www.danadesign.com
www.tubbssnowshoes.com
www.atlassnowshoe.com
www.madshus.com

K2 Licensing & Promotions
www.k2lp.com

Planet Earth
www.earthproducts.com
www.adiofootwear.com
www.hawkshoes.com

Brass Eagle
www.brasseagle.com
www.jtusa.com
www.viewloader.com

Board of Directors

WILFORD D. GODBOLD, JR.
Private Investor
Retired President and
Chief Executive Officer, Zero Corporation

JERRY E. GOLDRESS
Chairman and Chief Executive Officer
Grisanti, Galef and Goldress, Inc.

STEVEN J. GREEN
Former United States Ambassador
to the Republic of Singapore
Chairman and Chief Executive Officer
of k1 Ventures Limited

RICHARD J. HECKMANN
Chairman of the Board and
Chief Executive Officer
K2 Inc.
Retired Chairman, Vivendi Water
Retired Chairman and
Chief Executive Officer, US Filter

ROBIN E. HERNREICH
President, Remonov Capital, Inc.
Owner, Sacramento Kings

LOU HOLTZ
Head Football Coach
University of South Carolina

STEWART M. KASEN
President,
S&K Famous Brands, Inc.

ALFRED E. OSBORNE, JR., Ph.D.
UCLA Anderson School of Management
Senior Associate Dean

DAN QUAYLE
Chairman, Cerberus Global Investments
44th Vice President of the United States

EDWARD F. RYAN
Founder and Chairman
Entrepreneurial Financial Resources, Inc.

Corporate Officers

RICHARD J. HECKMANN
Chairman and Chief Executive Officer

J. WAYNE MERCK
President and
Chief Operating Officer

JOHN J. RANGEL
Senior Vice President and
Chief Financial Officer

DUDLEY W. MENDENHALL
Senior Vice President — Finance

MONTE H. BAIER
Vice President, Secretary and
General Counsel

DAVID Y. SATODA
Vice President — Tax

DIANA CRAWFORD
Corporate Controller

Audit Committee
MR. GODBOLD
(Chairman)
MR. KASEN
DR. OSBORNE

Compensation Committee
MR. GOLDRESS
(Chairman)
DR. OSBORNE
MR. QUAYLE
MR. RYAN

Corporate Governance and Nominating Committee
DR. OSBORNE
(Chairman)
MR. GREEN
MR. HERNREICH
MR. HOLTZ

Executive Committee
MR. HECKMANN
(Chairman)
MR. GODBOLD
MR. GOLDRESS

Corporate Information

Stock Exchange Listing
Common Stock (Symbol KTO)
New York and Pacific Stock Exchanges

Transfer Agent, Registrar, Dividend Disbursing Agent
Computershare Trust Co., Inc.
350 Indiana Street
Golden, CO 80401

Independent Auditors
Ernst & Young LLP
San Diego, CA

Investor Relations Contacts
DUDLEY W. MENDENHALL
Senior Vice President — Finance
(760) 494-1000

MICHAEL FOX
Integrated Corporate Relations, Inc.
(203) 222-9013

Investor Relations Website
www.K2inc.net
Questions regarding address changes should be directed to Computershare Trust Co., Inc.

Form 10-K and Other Information
The Company's Annual Report on Form 10-K and other information concerning the Company is available by contacting Investor Relations.

K2 Locations

K2 Inc. Corporate Headquarters
2051 Palomar Airport Road
Suite 100
Carlsbad, CA 92009
(760) 494-1000

K2
MAJOR MANUFACTURING AND DISTRIBUTION FACILITIES
K2 HONG KONG & CHINA

CHINA
88 Lunton Road
Haizhu District
Guangzhou, China 51032

HONG KONG
175 Hoi Bun Road
6th Floor, Kwun Tong
Kowloon, Hong Kong

Rawlings/Worth
MAJOR MANUFACTURING AND DISTRIBUTION FACILITIES

Domestic
MISSOURI
Rawlings Sporting Goods
200 West Link Drive
Washington, MO 63090

TENNESSEE*
Worth
2100 Jackson Street
Tullahoma, TN 37388

International
COSTA RICA*
Apartado 212-7150
Turrialba, Cartaga, Costa Rica

Shakespeare Fishing Tackle
MAJOR MANUFACTURING AND DISTRIBUTION FACILITIES

Domestic
SOUTH CAROLINA*
3801 Westmore Drive
Columbia, SC 29223

International
AUSTRALIA
Shakespeare (Australia) Pty, Ltd.
15 Saggart Field Road
Minot, New South Wales 2566
Australia

HOLLAND
Shakespeare Europe B.V.
De Steiger 66, 1351 AD
Almere-Haven
The Netherlands

UNITED KINGDOM*
Shakespeare Company (U.K.), Ltd.
P.O. Box 1
Broad Ground Road
Lakeside, Redditch
Worcestershire, England B98 8NQ

Stearns
MAJOR MANUFACTURING AND DISTRIBUTION FACILITY

MINNESOTA*
1100 Stearns Drive
Sauk Rapids, MN 56379

K2 Sports
MAJOR MANUFACTURING AND DISTRIBUTION FACILITIES

Domestic
WASHINGTON
2003 Frank Albert Road
Fife, WA 98424

International
GERMANY
K2 Europe
Fabrik Strasse 20
D67454 Hassloch, Germany

JAPAN
K2 Japan Corporation
Nishi-Sando Yamaki Building
3-28-6 Yoyogi Shibuya-ku
Tokyo 151-0053, Japan

CANADA
K2 Canada
185 Carlingview Drive – Unit 1
Etobicoke
Ontario, M9W 5E8, Canada

NORWAY*
Madshus (A/S)
Industriveien 29
N-2836 Biri, Norway

Brass Eagle
MAJOR MANUFACTURING AND DISTRIBUTION FACILITY

MISSOURI*
BE Neosho
11923 Lime Kiln Road
Neosho, MO 64850

Planet Earth
MAJOR DISTRIBUTION FACILITY
5830 El Camino Real
Carlsbad, CA 92008

K2 Licensing & Promotions
MAJOR DISTRIBUTION FACILITY
6740 Cobra Way
San Diego, CA 92121

Shakespeare Monofilament
MAJOR MANUFACTURING AND DISTRIBUTION FACILITIES

Domestic
SOUTH CAROLINA*
6111 Shakespeare Road
Columbia, SC 29223

International
UNITED KINGDOM
Shakespeare (Monofilament) U.K. Ltd.
Off Venture Road, Enterprise Way
Fleetwood
Lancashire, England FY7 8RY

*Includes manufacturing

This Annual Report contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause the results of K2 to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements including any projections of net sales, gross margin, expenses, earnings or losses from operations, synergies or other financial items; any statements of the plans, strategies and objectives of management for future operations; any statement concerning developments, performance or industry rankings relating to products; any statements regarding future economic conditions or performance; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The risks, uncertainties and assumptions referred to herein include K2's ability to successfully execute its acquisition plans and growth strategy, integration of acquired businesses, weather conditions, consumer spending, continued success of manufacturing in the People's Republic of China, global economic conditions, product demand, financial market performance and other risks that are described from time to time in K2's Securities and Exchange Commission reports, including K2's Annual Report on Form 10-K, that are available through the EDGAR system without charge at the SEC's website, www.sec.gov. K2 cautions that the foregoing list of important factors is not exclusive, any forward-looking statements included in this report are made as of the date of filing of this Annual Report, and K2 assumes no obligation and does not intend to update these forward-looking statements.


STEARNS

Michael Vick
Quarterback, Atlanta Falcons

Mike Piazza